                                                                  [Exhibit 112]


                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Filed by the Registrant [X]
     Filed by a Party other than the Registrant [ ]
     Check the appropriate box:
     [ ] Preliminary Proxy Statement
     [ ] Confidential, for Use of the Commission Only (as permitted by Rule
         14a-6(e)(2))
     [X] Definitive Proxy Statement
     [ ] Definitive Additional Materials
     [ ] Soliciting Material Pursuant to 14a-11(c) or 14a-12

                                ITT CORPORATION
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                (Name of Registrant as Specified In Its Charter)

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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
     [X] No fee required.
     [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
         0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously with preliminary materials.

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.

     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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

[ITT Logo]

                                                                            1997
                                                                       NOTICE OF
                                                                          ANNUAL
                                                                         MEETING
                                                                             AND
                                                                           PROXY
                                                                       STATEMENT

[ITT LOGO]                                     ITT CORPORATION
                                               Rand V. Araskog
                                               Chairman and Chief Executive

                                               October 9, 1997

Dear Fellow Stockholder:

     It is my pleasure to cordially invite you to attend the second Annual Meeting of Stockholders of ITT Corporation to be held at 11:30 a.m. on Wednesday, November 12, 1997 at the St. Regis Roof (20th Floor) of the St. Regis Hotel, New York, New York.

     I urge you to participate in the business of the Annual Meeting by completing and returning the enclosed blue proxy as promptly as possible. This annual meeting is of particular importance to all ITT stockholders because of Hilton Hotels Corporation's (together with its subsidiaries, "Hilton") ongoing, hostile attempt to take over your Company.

     As you know, Hilton has commenced a hostile offer to acquire your shares in ITT for cash and Hilton stock. At the Annual Meeting, Hilton is seeking to remove the existing Board of Directors of ITT (the "Board"), including all of its independent directors, and is seeking to install its own hand-picked nominees to the Board. Hilton also wants you to support several proposals that would make it easier for Hilton's nominees to sell ITT for as little as $70 per share. Hilton has left no doubt that its objective is to obtain control of ITT and have its nominees dismantle ITT's stockholder protections so that it can attempt to complete its offer for the shares of ITT without change. We do not believe Hilton's nominees would negotiate for a higher price or better terms for you. THE BOARD'S UNANIMOUS VIEW HAS BEEN AND CONTINUES TO BE THAT THE HILTON OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF ITT. ACCORDINGLY THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE BOARD'S NOMINEES FOR DIRECTOR AND "AGAINST" HILTON'S PROPOSALS.

     On July 15, 1997, your Board approved a Comprehensive Plan, which is designed to enhance the value of your ongoing investment in ITT. A major element of the Comprehensive Plan consists of the separation of ITT into three distinct publicly owned companies focused on (a) hotels and gaming, (b) telephone directories publishing and (c) post-secondary technical education. The separation will be effected through the distribution or "spin-off" of all the shares held by ITT of ITT Destinations, Inc. ("Destinations"), a subsidiary formed to hold ITT's hotels and gaming business, and ITT Educational Services, Inc., the subsidiary that operates ITT's post-secondary technical education business. Destinations' board of directors will not be classified and will, therefore, come up for election in its entirety at each annual meeting of stockholders of Destinations. Upon their election, the Board's nominees are expected, subject to their fiduciary duties, to remain committed to consummating the Comprehensive Plan. Holders of ITT stock (who have retained the stock of previously spun-off subsidiaries) for the five years through July 1997 have seen their investment outperform the Standard & Poor's 500 Index by more than 70% and increase in aggregate value by approximately $15 billion during the same period.

     A BLUE proxy card is enclosed for your use. THE BOARD URGES YOU TO COMPLETE, SIGN, DATE AND RETURN THE BLUE PROXY CARD IN THE ACCOMPANYING ENVELOPE, which is postage paid if mailed in the United States, Canada or the United Kingdom.

     Your Board urges you not to sign or return any white proxy card sent to you by Hilton. If you have previously signed a white proxy card sent by Hilton, your Board urges you to sign, date and promptly mail the enclosed BLUE proxy card, which will revoke any earlier dated proxy cards solicited by Hilton which you may have signed. The best way for you to support your Board is to vote "FOR" the Board's nominees for director and "AGAINST" Hilton's proposals on the BLUE proxy card sent to you by your Board.

     On behalf of everyone at ITT, I thank you for your continued support. We remain committed to acting in your best interests.

                                          Sincerely yours,

                                          /s/ Rand V. Araskog
                                          RAND V. ARASKOG
                                          Chairman and Chief Executive

     Your vote is important. Please sign, date and promptly mail your BLUE proxy card in the postage prepaid envelope provided. Remember, do not return any white proxy card sent to you by Hilton.

     If your shares are registered in the name of a broker, only your broker can execute a proxy and vote your shares and only after receiving your specific instructions. Please contact the person responsible for your account and direct him or her to execute the BLUE proxy on your behalf today.

                                   IMPORTANT

  If you have any questions, or need assistance in voting your shares, please contact the
               firm assisting us in the solicitation of proxies:

                            GEORGESON & COMPANY INC.

           TOLL FREE: 1-800-223-2064 (TOLL FREE IN THE UNITED STATES)
                 OR 212-440-9800 (OUTSIDE OF THE UNITED STATES)

[ITT LOGO]                                     ITT CORPORATION
                                               Richard S. Ward
                                               Executive Vice President,
                                               General Counsel and
                                               Corporate Secretary

                                               October 9, 1997

                            NOTICE OF ANNUAL MEETING

     The Annual Meeting of the Stockholders of ITT Corporation will be held at the St. Regis Roof (20th Floor) of the St. Regis Hotel, Two East Fifty Fifth Street, New York, New York, 10022 on Wednesday, November 12, 1997 at 11:30 a.m., local time, for the following purposes:

          1. to elect directors;

          2. to ratify the reappointment of Arthur Andersen LLP as independent auditors of the Company for 1997;

          3. to consider and vote upon two proposals by Hilton Hotels Corporation, a Delaware corporation ("Hilton"), and HLT Corporation, a Delaware corporation and a wholly owned subsidiary of Hilton, (i) to approve a non-binding stockholder resolution urging the Board to arrange for the sale of the Company to Hilton or any bidder offering a higher price for the Company and (ii) to approve a stockholder resolution to repeal each and every provision of the Amended and Restated By-laws of the Company adopted on or after July 23, 1996 and prior to the 1997 Annual Meeting; and

          4. to act upon such other matters as may properly come before the meeting.

     Stockholders of record at the close of business on October 1, 1997 will be entitled to notice of and to vote at the meeting.

     STOCKHOLDERS ARE URGED TO PROMPTLY COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE SELF-ADDRESSED ENVELOPE (WHICH IS POSTAGE-PAID FOR STOCKHOLDERS IN THE UNITED STATES, CANADA AND THE UNITED KINGDOM) WHETHER OR NOT THEY EXPECT TO ATTEND THE MEETING. A STOCKHOLDER MAY NEVERTHELESS VOTE IN PERSON IF HE OR SHE DOES ATTEND.

                                          Sincerely yours,

                                          /s/ Richard S. Ward

                                          RICHARD S. WARD
                                          Executive Vice President,
                                          General Counsel and
                                          Corporate Secretary

ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

PROXY STATEMENT

GENERAL INFORMATION

     This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of ITT Corporation ("ITT" or the "Company") to be voted at the Annual Meeting of Stockholders of ITT to be held on Wednesday, November 12, 1997, and at any and all adjournments or postponements thereof (the "Annual Meeting"). The Board has fixed the close of business on October 1, 1997 as the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting. This Proxy Statement and the accompanying BLUE proxy card are first being mailed to stockholders on or about October 10, 1997. The Company's Annual Report to Stockholders for the year ended December 31, 1996, which is not a part of this Proxy Statement, has preceded this Proxy Statement.

     At the Annual Meeting, stockholders will consider and vote upon the election of directors to hold office until the next annual meeting and until their successors are elected and qualified. As you know, Hilton Hotels Corporation, a Delaware corporation ("Hilton") and one of the principal competitors of the Company, and HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton, have commenced a proxy solicitation to replace the eleven current directors standing for re-election with up to 25 persons nominated by Hilton and HLT (the "Hilton Nominees") to the Board, who have pledged to support the Hilton Offer (as defined herein) and the Proposed Squeeze Out Merger (as defined herein). At the Annual Meeting, stockholders will also consider and vote upon two proposals of Hilton and HLT to (i) approve a non-binding stockholder resolution urging the Board to arrange for the sale of the Company to Hilton, HLT or any bidder offering a higher price for the Company (the "Hilton Sale Proposal") and (ii) approve a stockholder resolution to repeal each and every provision of the Amended and Restated By-laws of the Company (the "By-laws") adopted on or after July 23, 1996 and prior to the adoption of such resolution (the "Hilton By-law Repeal Proposal" and, together with the Hilton Sale Proposal, the "Hilton Proposals"). As of the date of this proxy statement and since July 23, 1996, the Board has not approved any amendments to the By-laws. Hilton's and HLT's nomination of an opposition slate of directors and the Hilton Proposals are solely designed to further Hilton's attempts to take over the Company by means of an unsolicited two-tier hostile tender offer (the "Hilton Offer") for 61,145,475 shares of the Company's common stock (the "Shares" or the "Common Stock"), no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") unless the Rights are redeemed by the Board), or such greater number of Shares as, when added to the number of Shares owned by HLT and its affiliates, would constitute a majority of the total number of Shares outstanding, at $70 per Share. Hilton has announced that, if the Hilton Offer succeeds, Hilton intends to consummate a merger (the "Proposed Squeeze Out Merger" and, together with the Hilton Offer, the "Hilton Transaction") pursuant to which all Shares not tendered and purchased pursuant to the Hilton Offer (other than Shares owned by Hilton and its subsidiaries or held in the Company's treasury) would be converted into the right to receive a number of shares of Hilton common stock, par value $2.50 per share ("Hilton Common Stock"), having a nominal value of $70 per Share, subject to certain collar provisions.

     At the Annual Meeting, the stockholders will also consider and vote upon the ratification of the appointment of Arthur Andersen LLP as the Company's independent public accountants for fiscal year 1997 and any other business that may properly come before the Annual Meeting.

     The Board unanimously believes that the Hilton Transaction, including the Hilton Offer, is inadequate and not in the best interests of stockholders and the Company and has determined that, in light of the prospects of each of ITT's businesses, the attractiveness of the Comprehensive Plan and the other factors described below, ITT's and its stockholders' interests would be best served if ITT (and particularly the core business of ITT) were to remain independent and pursue the Comprehensive Plan. Accordingly, the Board continues to recommend unanimously that the stockholders of the Company reject the Hilton Transaction and not tender their Shares pursuant to the Hilton Offer or take any other action to facilitate the Hilton Offer. The Board's determination was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law. THE BOARD UNANIMOUSLY OPPOSES HILTON'S AND HLT'S SOLICITATION OF PROXIES AND URGES YOU NOT TO SIGN OR RETURN ANY WHITE PROXY CARD SENT TO YOU BY HILTON. WE RECOMMEND THAT YOU SUPPORT YOUR BOARD BY VOTING "FOR" THE BOARD'S NOMINEES FOR DIRECTOR (PROPOSAL NO. 1) AND "AGAINST" THE HILTON PROPOSALS (PROPOSALS NO. 3 AND 4).

     Your vote is important, regardless of how many shares you own. Please sign and date the accompanying BLUE proxy card and mail it in the enclosed self-addressed envelope (which is postage prepaid for stockholders in the United States, Canada and the United Kingdom) as promptly as possible, whether or not you expect to attend the meeting.

     Whether or not you have previously signed a white proxy card sent by Hilton, your Board urges you to show your support for the Board by signing, dating and promptly mailing the enclosed BLUE proxy card. By signing and dating the BLUE proxy card, you will revoke any earlier dated white proxy card solicited by Hilton which you may have signed. Do not return any white proxy card sent to you by Hilton. THE BEST WAY TO SUPPORT YOUR BOARD'S NOMINEES AND DETERMINATIONS IS TO VOTE "FOR" THE BOARD'S NOMINEES AND "AGAINST" THE HILTON PROPOSALS ON THE BLUE PROXY CARD.

     IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER NOMINEE, WE URGE YOU TO CONTACT THE PARTY RESPONSIBLE FOR YOUR ACCOUNT AND DIRECT HIM OR HER TO VOTE "FOR" YOUR BOARD'S NOMINEES FOR DIRECTOR AND "AGAINST" THE HILTON PROPOSALS ON THE COMPANY'S BLUE PROXY CARD.

THE COMPREHENSIVE PLAN

     At a meeting on July 15, 1997 the Board continued its implementation of the Company's long-term strategic plan by approving a comprehensive plan (the "Comprehensive Plan"). The Board reviewed the Comprehensive Plan in depth, with the assistance of the Company's management and its outside financial and legal advisors. Upon their election, the Board's nominees for director are expected, subject to their fiduciary duties, to remain committed to consummating the Comprehensive Plan.

     The Comprehensive Plan is another step in the Company's refinement of its strategic plan to focus on hotels and gaming and explore and exploit opportunities to enhance the value of the Company within that focus. This initiative already has resulted in the sale of certain of the Company's assets, a continued focus on cost containment, continued efforts to grow the hotels and gaming business and the pursuit of transactions that are expected to enhance the profitability, return on assets or cash flows of that business.

     A major element of the Comprehensive Plan involves the separation of the Company into three distinct publicly owned companies focused on (a) hotels and gaming, (b) telephone directories publishing and (c) post-secondary technical education. The separation will be effected through the distribution or "spin-off" of all the shares owned by the Company of ITT Destinations, Inc., a new subsidiary that was formed to hold the Company's hotels and gaming business ("Destinations"), and ITT Educational Services, Inc., the Company's subsidiary that operates its post-secondary technical education business ("ITT Educational"), to stockholders of the Company (these transactions are referred to herein as the "Distributions"). Destinations' board of directors will not be classified and will, therefore, come up for election in its entirety at each annual meeting of stockholders of Destinations. After the Distributions, the Company's only business will be its telephone directories publishing business and it is expected that the Company will change its name to "ITT Information Services, Inc." ("ITT ISI").

     A second major element of the Comprehensive Plan involves the repurchase through a cash tender offer of up to 30 million Shares or approximately 25.7% of the outstanding Shares, at a price per Share of $70 net to the Seller in cash (the "Stock Tender Offer"). The Stock Tender Offer will provide stockholders who wish to sell a portion of their Shares an opportunity to do so at a premium to recent market prices and provide stockholders who wish to increase their proportionate investment in the Company's three businesses after the Distributions, and thus in the future earnings and assets of such businesses, an opportunity to do so. The Stock Tender Offer will also afford to stockholders the opportunity to dispose of Shares without the usual transaction costs associated with a market sale.

     A third element of the Comprehensive Plan is the allocation of the indebtedness of the combined entity between the Company's hotels and gaming business and telephone directories publishing business in a manner that is appropriate for the credit capacity and capitalization requirements of each business. Because the financial responsibility standards of the U.S. Department of Education applicable to ITT Educational limit the amount of indebtedness ITT Educational may incur, no indebtedness will be allocated to ITT Educational. Although the Company believes covenants in its existing public indebtedness do not limit the Company's ability to carry out the Distributions, as a practical matter, a substantial amount of indebtedness must be allocated to the hotels and gaming business if ITT ISI is to remain viable after the Distributions. As discussed below, the Board believes that the preferred means of making this allocation is to replace the Company's existing indebtedness with indebtedness issued by the entity that ultimately will be liable for such indebtedness. Accordingly, as part of the Comprehensive Plan, the Company has commenced a tender offer for $2 billion principal amount of outstanding ITT debt securities, consisting of $700 million 6.25% Notes due November 15, 2000, $250 million 6.75% Notes due November 15, 2003, $450 million 6.75% Notes due November 15, 2005, $450 million 7.375% Debentures due November 15, 2015 and $150 million 7.75% Debentures due November 15, 2025 (the "Debt Tender Offer" and, together with the Stock Tender Offer, the "Tender Offers"). The Tender Offers will be consummated substantially concurrently with the Distributions. The Distributions, however, are not conditioned upon any minimum amount of Shares or indebtedness being acquired pursuant to the Stock Tender Offer or the Debt Tender Offer. Following the Comprehensive Plan, the hotels and gaming company will have approximately $4.2 billion of outstanding indebtedness and the telephone directories publishing company will have approximately $1.275 billion of outstanding indebtedness.

     At the July 15, 1997 meeting, the Board also approved a definitive agreement for a strategic investment in the Company (the "Strategic Investment"), which will hold the telephone directories publishing business following the Distributions, by CDRV Acquisition, L.L.C. ("CDRV"), an affiliate of Clayton Dubilier & Rice, Inc. Following the Distributions, CDRV will purchase approximately 32.9% of the outstanding Common Stock of the Company and warrants to purchase shares representing an additional 13.7% of the outstanding Common Stock for aggregate consideration of $225 million. Such warrants will have a ten-year term and permit CDRV to buy Common Stock at a 50% premium to CDRV's initial purchase price. Consummation of the Strategic Investment is subject to certain conditions including, among other things, approval of the Company's stockholders. The Company plans to hold a special meeting of stockholders for the purpose of seeking approval of the Strategic Investment promptly after the Annual Meeting. Completion of the Strategic Investment (the proceeds from which are expected to be used primarily to reduce indebtedness) is not a condition to the Distributions. Following completion of the Distributions and the Strategic Investment, the Company will have approximately $1.05 billion in debt, giving the Company an initial enterprise value, based on the Strategic Investment, of approximately $1.7 billion.

     The Board believes that the business justifications for the Comprehensive Plan, including a significant repurchase of Shares by the Company, are compelling without regard to the Hilton Offer and intends to pursue the plan even if Hilton withdraws its interest in acquiring the Company. Because the Company's telephone directories publishing and post-secondary technical education businesses are distinct from the Company's core hotels and gaming business, during 1996 subsequent to becoming an independent public company, the Company began to recognize that these businesses would eventually be separated from the Company's core business, just as ITT's forest products, insurance and industrial products businesses have previously become independent publicly traded companies.

     The Comprehensive Plan is intended to enhance the value of the ongoing investment of stockholders as well as further the interests of the Company's employees, creditors, customers, and the economies and communities in which the Company operates. The Company currently operates three distinct businesses with different characteristics, competitive environments and growth prospects. Separating the Company's busi-nesses and allowing them to operate independently is expected to result in, among other things, increased strategic focus and enhanced public market understanding and valuations of these businesses. In approving the Comprehensive Plan, the Board took account of the tax-free nature of spin-offs and the Company's prior positive experience with such transactions. The Company as an independent entity can consummate such a tax-free spin-off; an acquiror (whether by purchase or merger) in a transaction that is taxable in whole or in part (including the Hilton Transaction) would be unable to undertake a tax-free distribution of Company assets for a period of five years. Compared to a taxable sale of the Company's telephone directories publishing business and post-secondary technical education business, the Distributions will save the Company in excess of $500 million in U.S. Federal income taxes. Further, the tax-free nature of transactions such as the Distributions is under increasing scrutiny in the Congress. Accordingly, it is possible that in the future legislation will be passed that might eliminate or restrict the ability of the Company to undertake the Distributions on a tax free basis.

     ITT's Prior Experience. The Company has substantial experience with the benefits of spin-off transactions. In 1994, the Company's predecessor spun-off its forestry products subsidiary to create an independent company. In addition, the Company itself is the product of the December 1995 separation of a conglomerate that controlled the businesses now operated by the Company as well as ITT Industries, Inc. (a New York Stock Exchange listed company trading under the symbol "IIN" that manufactures a wide variety of high technology and industrial products) and The Hartford Financial Services Group, Inc. (formerly "ITT Hartford Group, Inc.," a New York Stock Exchange listed company trading under the symbol "HIG" that operates one of the largest multiline insurance companies in the United States). Holders of ITT stock (who have retained the common stock of Rayonier Inc., ITT Industries, Inc. and The Hartford Financial Services Group, Inc.) for the five years through July 1997 have seen their investment outperform the Standard & Poor's 500 Index by more than 70% and increase in aggregate value by approximately $15 billion during the same period. The separation of the Company's three businesses being undertaken now is similar to the 1995 separation of the former ITT Corporation and represents another step in the transition of the former ITT conglomerate to a group of individually accountable, strategically focused organizations.

     Separation of Businesses. The Board believes that the Comprehensive Plan will be beneficial to each of the Company's existing businesses because, among other things, it will separate businesses with distinct financial, investment and operating characteristics so that each business can adopt strategies and pursue objectives more appropriate to its specific business plan than is possible under the Company's present combined structure and without the limitations caused by competition for resources from the other businesses. Separation will also allow each company to attain a capital structure that is appropriate for its competitive environment and financial characteristics, which may involve increased leverage.

     Optimize Focus. Following the Distributions, each business' management will be in an improved position to control capital funding and acquisition initiatives and the implementation of business strategies. Management of each independent company will be able to concentrate its attention and financial resources wholly on its business, while responding solely to the characteristics and competitive disciplines of its own industries.

     "Delayering" of Organizations. The Comprehensive Plan will allow the Company to eliminate at least one tier of corporate-level administration. Specifically, the Distributions will permit both ITT ISI and ITT Educational to eliminate the management oversight and reporting functions currently performed by ITT's world headquarters staff and release such staff from those responsibilities. In addition, the Company anticipates that following implementation of the Comprehensive Plan, each of the three companies formed by the Distributions will continue to search for additional opportunities to rationalize the organization and administration of their respective businesses. In that connection, following the Distributions, the individual businesses will be able to determine which corporate functions they wish to perform internally and which they wish to obtain from third-party service providers, all of which should contribute to increased efficiency.

     Narrowly-Tailored Compensation. The Comprehensive Plan will allow each of the businesses to design incentive plans that relate more directly to its own business characteristics and performance (currently certain of ITT's incentive compensation plans, such as stock-based compensation, are necessarily affected by the performance of ITT as a whole, as compared to the individual businesses of ITT). Each business will be able to more closely tie compensation incentives for key employees to the performance of that business. Consequently, each company and its respective stockholders should benefit from the positive effects of the closer links between each business's incentive compensation arrangements for key employees and the performance of its business.

     Enhanced Investor Understanding. Investors ultimately should be able to evaluate better the financial performance of each of the Company's three businesses and their respective strategies, thereby enhancing the likelihood that each will achieve an appropriate market valuation. Moreover, as narrowly-focused companies, each business should fit more readily into traditional industry groupings, thus attracting the attention of dedicated industry analysts willing and able to compare each company and its strategies to companies in the same or similar businesses.

     Increased Public Float for ITT Educational. Approximately 16.7% of the common stock of ITT Educational, the company that operates the Company's post-secondary technical educational business, is currently publicly traded. On completion of the Comprehensive Plan, 100% of the common stock of this business will be publicly held. This significant increase in public float is expected to increase the liquidity of this security and thereby raise its market profile in the long term.

     Tax-free Nature of the Distributions. Cravath, Swaine & Moore has advised the Board that, in its opinion, the Distributions will be tax free for U.S. Federal income tax purposes to the Company and its stockholders. The Company as an independent entity can consummate such a transaction immediately. An acquiror of the Company (whether by purchase or merger) in a transaction that is taxable in whole or in part (including the Hilton Transaction) would be unable to undertake a tax-free spin-off of Company assets for a period of five years. In contrast, a taxable sale of the Company's remaining non-core businesses would result in corporate-level taxation (which, given the Company's low tax basis in those businesses, would exceed $500 million) and the distribution of the after-tax proceeds of such sale in the form of a dividend would constitute taxable income to the Company's stockholders.

     Benefits of Telephone Directories Publishing "Stub." Utilizing the Company's telephone directories publishing business as the "stub" company (out of which the Company's hotels and gaming and post-secondary technical education businesses will be distributed) allows a substantially greater amount of debt in ITT ISI's overseas subsidiaries, thereby more closely matching liabilities with operating assets without the incurrence of adverse U.S. tax consequences. The tax laws in effect at the time the Board approved the Comprehensive Plan permitted ITT ISI to sell up to 49.9% of the telephone directories publishing business to new investors, such as CDRV (which has agreed to purchase up to 46.6% of ITT ISI's common stock), without jeopardizing the tax-free status of the Distributions compared to a limit of 20% that would have applied if that business were spun-off. The chosen structure may also encourage bondholders to participate in the Debt Tender Offer, because holders who fail to do so will retain obligations of ITT ISI, which will be relatively more highly leveraged than Destinations. Although there is no Internal Revenue Service ruling or case law that is dispositive, Cravath, Swaine & Moore is of the opinion that, under existing U.S. Federal income tax laws, including recently enacted legislation, an acquisition of Destinations by Hilton following the Distributions should not adversely affect the tax-free status of the Distributions. This opinion is based on an interpretation of tax laws, including recently enacted legislation, rather than on binding precedent, and accordingly is not free from doubt.

     Benefits to Other Constituents. In addition to the economic benefits to stockholders, the Comprehensive Plan, by creating three healthy independent public companies, is expected to further the interests of the Company's employees, creditors, customers and the economies and communities in which the Company operates.

          WHY YOU SHOULD VOTE "FOR" THE BOARD'S NOMINEES FOR DIRECTOR
                       AND "AGAINST" THE HILTON PROPOSALS

     The Board has unanimously concluded that the Hilton Transaction, including the Hilton Offer, is inadequate and not in the best interests of stockholders and the Company and that, in light of the prospects of each of the Company's businesses, the attractiveness of the Comprehensive Plan and the other factors described herein, the Company's and its stockholders' interests would be best served if the Company were to remain independent and pursue the Comprehensive Plan. In making its determination, the Board considered numerous factors, including, without limitation, the following:

          (i) the Board's belief, based on the factors further described below and other considerations, that the Hilton Transaction, including the Hilton Offer, does not reflect the inherent value of ITT;

          (ii) the Board's familiarity with, and management's review of, ITT's businesses, financial condition, results of operations, business strategy and future prospects, including the nature of the markets in which ITT operates and ITT's position in such markets;

          (iii) a presentation by Goldman, Sachs & Co. ("Goldman Sachs") and Lazard Freres & Co. LLC ("Lazard Freres"), financial advisors to ITT, concerning ITT, Hilton and the financial aspects of the Hilton Transaction, and the opinions of Goldman Sachs and Lazard Freres to the effect that, as of August 14, 1997, the consideration to be received by stockholders of ITT pursuant to the Hilton Transaction, including the Hilton Offer, is inadequate; such opinions were expressed after review of many of the factors referred to herein and various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations, which were incorporated in the presentation reviewed with the Board by Goldman Sachs and Lazard Freres, including that (a) neither Goldman Sachs nor Lazard Freres made an independent evaluation or appraisal of the assets of ITT or its subsidiaries and neither Goldman Sachs nor Lazard Freres were furnished with any such evaluations or appraisals, (b) the opinions were based upon facts and circumstances existing at the time such opinions were given, (c) Goldman Sachs and Lazard Freres relied, without independent verification, upon the accuracy and completeness of the financial and other information reviewed by them or conveyed to them in discussions with the senior management of ITT and (d) the projections provided by ITT for the use of Goldman Sachs and Lazard Freres were reasonably prepared on a basis reflecting the best judgments and estimates of ITT management then available and that such projections would be realized in the amounts and time periods contemplated thereby;

          (iv) the Board's continued belief that, based on its review of the financial prospects of each of ITT's businesses, the pursuit of the Comprehensive Plan and the successful implementation by the three companies of their long-term strategic plans will produce greater value for the stockholders of ITT and greater benefits for ITT's employees, creditors, customers, and the economies and communities in which ITT operates than the Hilton Transaction, including the Hilton Offer; in that regard, the ITT Board noted that the $70 per share of ITT Common Stock offered by ITT in the Stock Tender Offer and offered by Hilton in the Hilton Offer are not comparable as the Hilton Offer involves a change in control of ITT but no control premium;

          (v) the potential negative impact of the involvement of HFS Incorporated ("HFS") in the Hilton Transaction on the value of ITT's Sheraton and Four Points hotel business, the potential disruption of hotel management contracts and franchise arrangements of ITT (as evidenced by communications from existing hotel owners and franchisees opposing any plan for HFS to assume these contracts and insisting upon contractual "change-in-control" provisions that would be triggered by the Hilton Transaction), and the potential for competition, cannibalization and conflicts between Hilton properties, Ladbroke Group plc properties and Sheraton and/or Four Points properties following any combination of Hilton and ITT; in that regard, the ITT Board noted the additional uncertainty as to HFS's strategy following its announced merger with CUC International and the continuing absence of information regarding the role of HFS in the Hilton Transaction;

          (vi) the Board's belief that an acquisition of ITT by Hilton could have an adverse effect on the business and prospects of the combined entity as a result of Hilton's management's lack of a proven

     "track record" in growing a large chain of owned, managed or franchised full service, international hotels, as evidenced, in part, by the fact that during the first nine months of 1997 Hilton has only opened six new managed or franchised hotels;

          (vii) the uncertainty as to the actual value of the Proposed Squeeze Out Merger to the stockholders of ITT, resulting from, among other things, the lack of disclosure in the Hilton 14D-1 concerning the Proposed Squeeze Out Merger, including the manner in which the number of shares of Hilton common stock to be issued in the Proposed Squeeze Out Merger would be determined, the failure of Hilton to give sufficient assurance in the Hilton 14D-1 that the Proposed Squeeze Out Merger will qualify for tax-free "reorganization" status and the concern of the Board about possible adverse effects on the value of an investment in Hilton securities following any combination with ITT;

          (viii) the lack of sufficient disclosure in the Hilton 14D-1 regarding the proposed financing of the Hilton Offer, and the resulting impossibility of determining if restrictive covenants or other conditions to such financing would have an unduly negative impact on the ability of Hilton to maintain and/or expand the proposed combined business and the effect of the Hilton Transaction on Hilton's capital structure and credit ratings; in that regard, the Board noted that Hilton has consummated two debt offerings since the commencement of the Hilton Offer that expressly require Hilton to pay increased interest rates on such indebtedness in the event that Hilton's credit ratings fall below specified thresholds as a result of significant acquisitions;

          (ix) the fact that, as a result of uncertainties about the actual value of the Proposed Squeeze Out Merger and the merits of a longer-term investment in Hilton, the Hilton Transaction is structured as a two-tiered, front-end loaded transaction that is intended to coerce stockholders to tender their shares of ITT Common Stock into the Hilton Offer to avoid receiving in the Proposed Squeeze Out Merger shares of Hilton common stock that may or may not have a value of $70 per share;

          (x) the Board's concern about the press reports of investigations taking place into possible activities of a key Hilton executive and concern about senior gaming executives' possible prior activities in several gaming jurisdictions;

          (xi) the Board's belief that there are undue economic concentration and other gaming law issues relating to a combination of ITT and Hilton, which create uncertainty as to whether the conditions of the Hilton Offer will be met; in that regard, the Board noted that the Hilton Offer is conditioned on the receipt of all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, casino gaming regulatory authorities with jurisdiction in respect of ITT's active gaming operations required or necessary in connection with the Hilton Offer and the Proposed Squeeze Out Merger;

          (xii) the disruptive effect the Hilton Offer and the Proposed Squeeze Out Merger are having on ITT;

          (xiii) the commitment of the Board and the management of ITT to protecting the best interests of the stockholders of ITT and enhancing the value of ITT;

          (xiv) the Board's belief that consummation of the Hilton Transaction would result in a change in control of ITT Educational under the regulations of the U.S. Department of Education, the state educational authorities that regulate ITT Educational's business and the accrediting commissions that accredit each ITT Technical Institute; that an unapproved change of control of ITT Educational could result in the suspension of access to certain Federal financial aid funds for ITT Educational and its students and could result in the loss of accreditation for individual ITT Technical Institutes; and that any of the foregoing could result in a material adverse change in the business, financial condition and results of operations of ITT Educational and thus could materially adversely affect students at ITT Technical Institutes, ITT Educational's public stockholders and ITT; in that regard, the Board noted the absence of an express condition in the Hilton Offer with respect to obtaining required approvals from educational regulatory authorities and the apparent absence of formal efforts on the part of Hilton to apply for and obtain such approvals; and

          (xv) the trading performance of the Common Stock following the Hilton Offer, including that the Common Stock has closed above $55 (Hilton's initial offer price) every day since the Hilton Offer was commenced and that Hilton's current offer of $70 does not reflect an adequate control premium.

     Under ITT's By-laws, as in effect since ITT was spun off from its predecessor, the confidential voting procedures that are used for most meetings of stockholders will not apply to the Annual Meeting because there is an opposing solicitation with respect to the election or removal of directors.

     YOUR BOARD BELIEVES HILTON'S GOAL IS TO ACQUIRE THE COMPANY AT THE LOWEST POSSIBLE COST TO HILTON AND AT THE LOWEST POSSIBLE PRICE FOR THE COMPANY'S STOCKHOLDERS. THIS IS INCONSISTENT WITH YOUR INTERESTS AS STOCKHOLDERS OF THE COMPANY.

VOTING PROCEDURES

     The Board has fixed the close of business on October 1, 1997 as the record date (the "Record Date") for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 117,000,925 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. The holders of the Common Stock are entitled to one vote per Share on each matter submitted to a vote at the Annual Meeting. Stockholders do not have the right to cumulate votes in the election of directors. All such Shares entitled to vote at the Annual Meeting are referred to herein as "Record Shares." The presence in person or by proxy of stockholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual Meeting. Shares represented by proxies that are marked "abstain" will be counted as Record Shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters will be treated as Record Shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares entitled to vote at the Annual Meeting on those matters as to which authority to vote is withheld by the broker ("broker non-votes").

     Whether or not you plan to attend the meeting, you are urged to vote by submitting the BLUE proxy card. Duly executed and unrevoked proxies received by the Company prior to the Annual Meeting will be voted in accordance with the stockholder's specifications marked thereon. If no specifications are marked thereon, the blue proxies distributed by the Board will be voted FOR the election of the Board's nominees and FOR the ratification of the appointment of Arthur Andersen LLP as independent public accountants and AGAINST the Hilton Proposals. Any stockholder giving a proxy may revoke it at any time prior to voting at the Annual Meeting by filing with the Secretary of ITT a duly executed revocation, by submitting a later-dated proxy with respect to the same shares or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of your proxy).

     A stockholder may, with respect to the election of directors, (i) vote for the election of all eleven director nominees proposed by the Board, (ii) withhold authority to vote for all such director nominees or (iii) withhold authority to vote for any of such director nominees by so indicating in the appropriate space on the proxy. Stockholders who have received Hilton's proxy or who attend the Annual Meeting will also have each of the foregoing options in respect of the Hilton Nominees. The By-laws provide that at each meeting of stockholders at which a quorum is present, directors shall be elected by a plurality of votes cast by stockholders holding shares of stock of the Company entitled to vote for the election of directors. The eleven nominees receiving the highest vote totals will be elected as directors of the Company. Consequently, votes that are withheld in the election of directors and broker non-votes will have no effect on the election. Withholding authority to vote for the Hilton Nominees on the white Hilton proxy card is not the same as voting "FOR" the Board's nominees. The only way to vote by proxy "FOR" the Board's nominees is to complete and return the BLUE proxy card.

     With respect to the other items submitted for stockholder approval, a stockholder may vote for or against such matters or abstain from voting. Pursuant to the By-laws, (i) approval of the Hilton Sale Proposal requires the affirmative vote of a majority in voting power of the stockholders present in person or by proxy and entitled to vote at the Annual Meeting (assuming a quorum is present), (ii) approval of the Hilton By-law Repeal Proposal requires the affirmative vote of the holders of at least a majority of the Record Shares and
(iii) each
of the other items requires the affirmative vote of a majority in voting power of the stockholders present in person or by proxy and entitled to vote at the Annual Meeting (assuming a quorum is present). Consequently, an abstention or a broker non-vote on the Hilton By-law Repeal Proposal will have the effect of a vote against the Hilton By-law Repeal Proposal. An abstention will have no effect on the Hilton Sale Proposal or with respect to the ratification of Arthur Andersen LLP, and, because shares held by brokers will not be considered entitled to vote on matters as to which the brokers withhold authority, a broker non-vote will similarly have no effect on such vote.

     With respect to the other items submitted for stockholder approval, a stockholder may vote for or against such matters or abstain from voting.

     You may withhold authority from the proxies named in the enclosed BLUE proxy card to vote your shares in favor of an adjournment of the Annual Meeting. If you do not withhold such authority, the proxies named in the enclosed BLUE proxy card may, at the direction of your Board, vote to adjourn the Annual Meeting to another time or place for the purpose, among other things, of soliciting additional proxies.

     The accompanying BLUE proxy represents all of the shares you are entitled to vote at the meeting. If you are a participant in the ITT 401(k) Retirement Savings Plan or a savings plan for hourly employees, the trustee under the plan will provide you with a proxy representing the shares you are entitled to vote under the plan.

     The Board has appointed two officers of CT Corporation System to act as inspectors of election at the Annual Meeting.

CERTAIN LITIGATION

     On January 27, 1997, a complaint (the "Hilton Complaint") captioned Hilton Hotels Corporation and HLT Corporation v. ITT Corporation was filed against the Company in the U.S. District Court for the District of Nevada (the "Court"). A description of certain proceedings in connection with this litigation follows.

     On February 26, 1997, Hilton filed a motion (the "Hilton Annual Meeting Motion") for a preliminary injunction seeking to require the Company to hold its 1997 annual meeting of stockholders in May 1997. On March 13, 1997, the Company filed a memorandum in opposition to Hilton's motion. On March 25, 1997, Hilton filed a reply memorandum in response to the Company's memorandum in opposition and on April 21, 1997, the Court issued an order denying the Hilton Annual Meeting Motion. Hilton appealed the Court's denial of the Hilton Annual Meeting Motion to the United States Court of Appeals for the Ninth Circuit. On June 19, 1997, the Court of Appeals issued an order affirming the Court's denial of the Hilton Annual Meeting Motion.

     On July 16, 1997, the Company filed a complaint in the Court seeking, among other relief, a declaratory judgment that Hilton cannot show that, in approving the Comprehensive Plan, the Board acted outside its powers or failed to exercise its powers in good faith with a view to the interests of the Company. On August 5, 1997, Hilton filed in the Court answers and counterclaims to ITT's complaint, claiming, among other things, that the Board has breached its fiduciary duties and that the Company has made material misstatements and omissions.

     On August 25, 1997, Hilton filed a motion in the Court for injunctive and preliminary relief seeking, among other things, to enjoin the Company from proceeding with the Comprehensive Plan. On August 27, the Court set a hearing date for Hilton's preliminary injunction motion of September 29, 1997. On September 29, 1997, the Court ruled that the Company may not complete the Comprehensive Plan before holding an annual meeting where Hilton has an opportunity to nominate a slate of directors.

CERTAIN REGULATORY ISSUES

     Several of ITT's businesses, including its casino gaming business and its ownership of an interest in television station WBIS+, are subject to detailed regulatory requirements, including requirements that various governmental agencies review, and give advance approval of, an individual's qualifications as a director and/or a change of control of such business. Based on advice of counsel, the Board believes that a Hilton Nominee could not take office legally until he or she had been approved as an ITT director by the New Jersey gaming authorities and that the Hilton Offer could not be consummated until Hilton's acquisition of control of ITT had been approved by the Federal Communications Commission. As of the date of this proxy statement, none of the Hilton Nominees or Hilton's acquisition of control of ITT has been approved by any of these regulatory agencies, and ITT understands it is uncertain whether such approvals, if given at all, will be obtained prior to the scheduled date for the Annual Meeting. The Company's By-laws provide that each director shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified. Any Hilton Nominee elected at the Annual Meeting will not take office until all necessary regulatory approvals are obtained and the incumbent directors will continue to serve until that time.

BOARD OF DIRECTORS

     The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of ITT. The Board reviews significant developments affecting ITT and acts on other matters requiring Board approval.

     Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R. Wilson III are currently directors of ITT. During 1996, there were eight meetings of the Board of Directors.

     The standing committees of the Board are the Audit, Capital, Compensation and Personnel, Corporate Governance and Legal Affairs, Executive and Policy, Gaming Audit, Nominating and Public Affairs Committees.

     The Audit Committee recommends the selection of independent auditors for the Company, confirms the scope of audits to be performed by such auditors, reviews audit results and internal accounting and control procedures and policies, and reviews the fees paid to the Company's independent auditors. The Committee reviews and recommends approval of the audited financial statements of the Company and the annual report to stockholders. It also reviews the expense accounts of senior executives. The Committee held five meetings during 1996. The members of the Audit Committee are: Bette B. Anderson, Paul G. Kirk, Jr., Edward
C. Meyer, Benjamin F. Payton, Vin Weber and Kendrick R. Wilson III.

     The Capital Committee is responsible for maximizing the effective use of the assets of the Company and its subsidiaries and for reviewing capital expenditures and appropriations. The Committee held six meetings during 1996. The members of the Capital Committee are: Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R. Wilson III.

     The Compensation and Personnel Committee, which is comprised entirely of non-employee directors, oversees the compensation and benefits of employees, evaluates management performance and establishes executive compensation. In the performance of its functions, the Committee has access to independent compensation counsel. The Committee held seven meetings during 1996. The members of the Compensation and Personnel Committee are: Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer and Margita E. White.

     The Corporate Governance and Legal Affairs Committee reviews and considers major claims and litigation, and legal, regulatory and related governmental policy matters affecting the Company and its subsidiaries. The Committee reviews and approves management policies and programs relating to compliance with legal and regulatory requirements, business ethics and environmental matters. The Committee held four meetings during 1996. The members of the Corporate Governance and Legal Affairs Committee are: Bette B. Anderson, Robert A. Burnett, Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R. Wilson III.

     The Executive and Policy Committee exercises the powers of the Board in the management of the business and affairs of the Company in the intervals between meetings of the Board. The Committee reviews the long-range corporate strategies formulated by senior management and the non-employee directors meet in executive session to review the overall performance of the chief executive, particularly with respect to the Company's long-range strategies. The Committee held eight meetings during 1996. The members of the Executive and Policy Committee are: Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R. Wilson III.

     The Gaming Audit Committee reviews audit results and internal accounting, control and surveillance procedures and policies employed in connection with the Company's casino gaming activities. Pursuant to the requirements of certain gaming laws, the employees primarily responsible for internal accounting and internal surveillance at the Company's casinos report directly to the Gaming Audit Committee. The Committee held four meetings during 1996. The members of the Gaming Audit Committee are: Robert A. Bowman, Benjamin F. Payton and Margita
E. White.

     The Nominating Committee makes recommendations to the Board concerning the organization, size and composition of the Board and its Committees, proposes nominees for election to the Board and its Committees and considers the qualifications, compensation and retirement of directors. The Committee held three meetings during 1996. The members of the Nominating Committee are: Bette
B. Anderson, Nolan D. Archibald, Edward C. Meyer and Benjamin F. Payton.

     The Nominating Committee will consider recommendations for director nominees that are submitted by stockholders in writing to the Secretary of ITT. The By-laws contain provisions relating to nominations for director at any stockholders meeting.

     The Public Affairs Committee reviews and defines the Company's social responsibilities, including issues of significance to the Company and to its stockholders and employees. The Committee held four meetings during 1996. The members of the Public Affairs Committee are: Robert A. Burnett, Paul G. Kirk, Jr., Benjamin F. Payton, Vin Weber and Margita E. White.

     There are currently 11 directors serving on the Board, all of whom are nominees for election. If all 11 nominees for director are elected at the Annual Meeting, the Board will consist of nine directors who are not officers or employees of the Company or its subsidiaries and two directors, Rand V. Araskog and Robert A. Bowman, who are officers of the Company.

DIRECTORS' RETIREMENT POLICY

     The Board has adopted a retirement policy which provides that (i) no person may be nominated for election or reelection as a non-employee director after reaching age 72 and (ii) no employee of ITT or of any of its subsidiaries (other than an employee who has served as chief executive of ITT) may be nominated for election or reelection as a director after reaching age 65, unless there has been a specific waiver by the Board of these age requirements.

DIRECTORS' COMPENSATION

     Mr. Araskog and Mr. Bowman are not compensated for service on the Board or any Committee of the Board. Non-employee directors receive a fee of $1,000 for each meeting of the Board of Directors attended and a $1,000 fee for each Committee meeting attended. Members of the Board of Directors, except for Mr. Araskog and Mr. Bowman, receive an annual retainer fee of $48,000 payable solely in restricted shares of Common Stock. See "Restricted Stock Plan for Non-Employee Directors." Directors are reimbursed for travel expenses incurred on behalf of the Company. The non-employee directors of the Company who also serve on the Board of Directors of ITT Educational receive an annual retainer fee of $18,000 and an attendance fee of $750 for each meeting of the Board of Directors of ITT Educational and an attendance fee of $500 for each ITT Educational Committee meeting attended.

     The Company maintains an unfunded retirement plan to provide benefits accrued as of December 19, 1995 for its non-employee directors who were directors of Old ITT on December 18, 1995. No future benefits are accruing under the plan. The benefits are payable upon retirement from the Board at or after age 65 after completing at least five years of service on the Board, counting service on the Board of Directors of Old ITT.

Under the plan, directors may indicate a preference, subject to certain conditions, to receive any accrued benefit in the form of a single (discounted) lump sum payment immediately payable upon such director's retirement. The Company has agreed to pay the affected directors, Mrs. Anderson, Mr. Archibald, Mr. Burnett, Mr. Kirk, Gen. Meyer, Dr. Payton and Mrs. White, accrued benefits due them which presently have a total value of $1,431,000 in the aggregate.

     Non-employee directors may participate in a group life insurance plan that has been established for their benefit. The plan provides $100,000 of non-contributory group life insurance to participating non-employee directors during their service on the Board.

     The non-employee directors are covered under a non-contributory group accidental death and dismemberment program which provides each of them $750,000 of coverage during their service on the Board. Additional benefits also may be purchased.

RESTRICTED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

     In 1995, the Board adopted the 1996 Restricted Stock Plan for the Non-Employee Directors (the "1996 Non-Employee Directors Plan"). The 1996 Non-Employee Directors Plan was designed to further the Company's objectives of attracting and retaining individuals of ability as directors and providing the directors with a closer identity with the interests of the ITT stockholders.

     Directors who are not employees of the Company or any of its subsidiaries automatically participate in the 1996 Non-Employee Directors Plan. There are presently nine directors who are eligible to participate in the 1996 Non-Employee Directors Plan. The plan is administered by the Compensation and Personnel Committee of the Board. The Committee has the responsibility of interpreting the plan and establishing the rules appropriate for the administration of the plan.

     Under the 1996 Non-Employee Directors Plan, grants of restricted stock will be made automatically on the date of each Annual Meeting of Stockholders to each non-employee director elected at the meeting or continuing in office following the meeting. The amount of the award shall equal (and be in lieu of) the annual retainer in effect for the calendar year within which the award date falls, divided by the fair market value of Common Stock. "Annual retainer" is defined as the amount payable to a director for service on the Board during the calendar year and does not include meeting attendance fees. The annual retainer is presently set at $48,000. "Fair market value" is defined as the average of the high and low sales price per share of Common Stock on the date of the Annual Meeting, as reported on the New York Stock Exchange Composite Tape. A total of 120,000 shares are reserved for issuance under the 1996 Non-Employee Directors Plan. The shares to be issued may be treasury shares or newly issued shares of Common Stock. The shares of Common Stock that are granted under the 1996 Non-Employee Directors Plan are held in escrow by the Company during the restriction period. The restriction period commences on the grant date and ends on the earliest of (i) the fifth anniversary of the grant date, (ii) upon retirement at age 72, (iii) upon a "change of control" (as defined) of the Company, (iv) death, (v) the onset of disability or (vi) resignation in certain cases of ill health, relocation or entering into any governmental, diplomatic or other service or employment or under circumstances which, in the opinion of outside counsel, could reasonably be expected to result in a conflict with law or public policy. Except as provided above, any resignation from the Board within the restriction period will result in forfeiture of the shares. Shares of Common Stock granted to a director under the 1996 Non-Employee Directors Plan may not be sold, assigned, transferred, pledged or otherwise disposed of during the restriction period. Until such risk of forfeiture lapses or the shares are forfeited, a director will have the right to vote and to receive dividends on the shares granted under the 1996 Non-Employee Directors Plan.

     The 1996 Non-Employee Directors Plan became effective as of December 19, 1995 and is scheduled to terminate on December 31, 2005. Grants of restricted stock made prior to the termination of the plan may vest following such termination in accordance with their terms and the discontinuance of the 1996 Non-Employee Directors Plan will not impair a director's right under a restricted stock award previously granted without his or her consent.

     During 1996, 7,165 shares of restricted stock were granted to non-employee directors under the 1996 Non-Employee Directors Plan.

ITEM NO. 1

ELECTION OF DIRECTORS

     At the Annual Meeting, 11 directors are to be elected to hold office until the next Annual Meeting of Stockholders and until their successors are elected and qualified. If elected, the Board's nominees will, subject to their duties to the Company's stockholders, implement the Comprehensive Plan. UNLESS DIRECTED TO THE CONTRARY, THE SHARES REPRESENTED BY BLUE PROXIES WILL BE VOTED FOR THE ELECTION OF ALL 11 NOMINEES.

     The Board has no reason to believe that any of its nominees will be unable to serve as a director. If for any reason any of its nominees should become unable to serve, the Shares represented by valid blue proxies will be voted for the election of such other person as the Board may recommend or the Board may reduce the number of directors to eliminate the vacancy.

     THE BOARD STRONGLY RECOMMENDS THAT YOU VOTE "FOR" THE BOARD'S NOMINEES AS DIRECTORS OF THE COMPANY.

     Hilton is seeking the election of a slate of directors that is committed to supporting Hilton's hostile takeover attempt. The Board believes that the election of Hilton's handpicked representatives to the Company's Board would conflict with the best interests of the stockholders. The Board opposes the Hilton Nominees for several reasons. First, the Board, with the advice of the Company's financial advisors, Lazard Freres and Goldman Sachs, has determined that the Hilton Transaction, including the Hilton Offer, is inadequate. The Board also determined that, in light of the prospects of each of the Company's businesses, the attractiveness of the Comprehensive Plan and the other factors described herein, the Company's and its stockholders' interests would be best served if the Company were to remain independent and pursue the Comprehensive Plan. The Board believes the Hilton Nominees, who have pledged to support the sale of the Company to Hilton and, therefore, presumably have determined that $70 is an adequate price for the Common Stock, would be hindered in objectively considering opportunities other than selling the Company at $70 per Share. Hilton officers have testified that the Hilton Nominees are not expected to seek alternative offers for ITT or to negotiate a higher price from Hilton for the Hilton Offer. In addition, the Company and Hilton are fierce competitors. The Board believes that installing directors on the Board that are loyal to Hilton and its takeover attempt may jeopardize the confidentiality of the Company's business plans and seriously compromise the business and prospects of the Company. As described under "Certain Regulatory Issues" above, counsel to the Company has advised that a Hilton Nominee, even if elected, could not take office until certain advance regulatory approvals are given. Pending receipt of such approvals, the incumbent directors would continue to serve. The Board believes that the uncertainty that would exist during the time after an Annual Meeting where Hilton Nominees had been elected but before they could take office could potentially be extremely damaging to ITT and your investment in ITT.

     ITT was formed under the laws of the State of Nevada in June 1995 as a wholly owned subsidiary of a Delaware corporation known as ITT Corporation (referred to herein as "Old ITT"). On December 19, 1995, Old ITT distributed (the "1995 Distribution") to its stockholders all of the shares of common stock of ITT. Old ITT has been reincorporated in Indiana and has changed its name to ITT Industries, Inc. From the time of its formation until December 19, 1995, Robert A. Bowman was the sole director of ITT.

     A brief summary of each of the Board's nominees' principal occupation, business affiliations and other information follows:

BETTE B. ANDERSON
Principal occupation --
Vice Chairman of Kelly, Anderson, Pethick &
Associates, Inc., Consultants
Director since 1995
(Director of Old ITT 1981-1995)

Mrs. Anderson, 68, joined Kelly, Anderson, Pethick & Associates, Inc., a Washington-based management firm, in 1990, was elected president in 1991 and was elected Vice Chairman in 1995. She had previously been executive vice president of the firm. Mrs. Anderson was formerly a partner in the public affairs company of

Anderson, Benjamin, Read & Haney. She was Undersecretary of the Treasury from 1977 to 1981. Mrs. Anderson was affiliated for 27 years with the Citizens and Southern National Bank of Savannah, having served as a vice president until she assumed the Treasury post. Mrs. Anderson is a director of ITT Educational, a subsidiary of ITT, The Hartford Financial Services Group, Inc., American Banknote Corp., United Payors & United Providers Inc., the Miller Foundation and the University of Virginia.

RAND V. ARASKOG
Principal occupation --
Chairman and Chief Executive of ITT
Director since 1995
(Director of Old ITT 1977-1995)

Mr. Araskog, 65, became chairman and chief executive of ITT in December 1995. In December 1996, Mr. Araskog became chairman of ITT Sheraton Corporation and Caesars World, Inc. Prior thereto, since 1966, he served with Old ITT as chief executive from 1979, chairman from 1980 and president from 1991. He is a director of ITT Sheraton Corporation, Caesars World, Inc. and ITT Educational, each of which is a subsidiary of ITT. Mr. Araskog is also a director of Alcatel Alsthom of France, Dow Jones & Company, Inc., The Hartford Financial Services Group, Inc., ITT Industries, Inc., Rayonier Inc. and Shell Oil Company.

NOLAN D. ARCHIBALD
Principal occupation --
Chairman, President and
Chief Executive Officer of
The Black & Decker Corporation,
Consumer and Commercial
Products Company
Director since 1995
(Director of Old ITT 1986-1988 and 1991-1995)

Mr. Archibald, 54, joined Black & Decker in 1985 as president and chief operating officer and since that time has been elected chief executive officer and chairman. Prior to joining Black & Decker, he was senior vice president and president of the Consumer and Commercial Products Group of the Beatrice Companies, Inc. and held various executive and marketing positions with the Beatrice Companies, Inc. during the period 1977 to 1985. Mr. Archibald is a director of Brunswick Corporation.

ROBERT A. BOWMAN
Principal occupation --
President and Chief Operating
Officer of ITT
Director since 1995

Mr. Bowman, 42, became president and chief operating officer of ITT in December 1995. Prior thereto, he served with Old ITT as executive vice president and chief financial officer since September 1992. From April 1991 to September 1992, Mr. Bowman served as executive vice president and chief financial officer of ITT Sheraton Corporation. Mr. Bowman was Treasurer of the State of Michigan from 1983 until December 1990. He is also a director of ITT Sheraton Corporation, Caesars World, Inc. and ITT Educational, each of which is a subsidiary of ITT, a trustee of the Rockefeller Foundation and a member of the National Advisory Board of Chase Manhattan Corporation and the Wharton Graduate Executive Board.

ROBERT A. BURNETT
Principal occupation --
Chairman and CEO (Retired)
of Meredith Corporation,
Diversified Media Company
Director since 1995
(Director of Old ITT 1985-1995)

Mr. Burnett, 70, served as chairman of Meredith Corporation from 1988 until his retirement in 1992. He served as president and chief executive officer from 1977 and relinquished the latter office in 1989. Mr. Burnett is a director of The Hartford Financial Services Group, Inc., ITT Industries, Inc., Meredith Corporation, Whirlpool Corporation and MidAmerican Energy Holdings Corp.

PAUL G. KIRK, JR.
Principal occupation --
of Counsel to
Sullivan & Worcester,
Law Firm
Director since 1995
(Director of Old ITT 1989-1995)

Mr. Kirk, 59, became a partner in the law firm of Sullivan & Worcester in 1977 and is presently of Counsel to the firm. He served as chairman of the Democratic National Committee from 1985 to 1989 and as treasurer from 1983 to 1985. Following his resignation in 1989 as chairman of the Democratic National Committee, he returned to Sullivan & Worcester as a partner in general corporate practice at the firm's Boston and Washington offices. Mr. Kirk is a director of Kirk Sheppard & Co., Inc., of which he also is chairman and treasurer. He is also a director of Bradley Real Estate Corporation, The Hartford Financial Services Group, Inc. and Rayonier Inc.

EDWARD C. MEYER
Principal occupation --
Chairman of Mitretek Systems,
Professional and Technical Services Provider
Director since 1995
(Director of Old ITT 1986-1995)

General Meyer, 68, retired in 1983 as chief of staff of the United States Army. He is a director of FMC Corporation and its joint venture company in Turkey, Savunma Sanayii A.S., Aegon USA, the Brown Group and GRC International. General Meyer is also a director of ITT Industries, Inc. He is a managing partner of Cilluffo Associates Limited Partnership, which owns approximately 20% of GRC International.

BENJAMIN F. PAYTON
Principal occupation --
President of Tuskegee University
Director since 1995
(Director of Old ITT 1987-1995)

Dr. Payton, 64, has been president of Tuskegee University in Alabama since 1981. Previously he had served as president of Benedict College and as program officer, education and public policy, of the Ford Foundation. Dr. Payton is a director of Amsouth Bancorporation, the Liberty Corporation, Praxair Corporation, SONAT Inc., Morrisons, Inc., Ruby Tuesday, Inc., the Southern Regional Council and the Alabama Shakespeare Festival.

VIN WEBER
Principal occupation --
Partner at Clark & Weinstock, Inc.,
Public Relations Firm
Director since February 1996

Mr. Weber, 45, is a partner at Clark & Weinstock, Inc., a Washington-based public relations firm. He is vice chairman and co-founder of Empower America, a public interest group. He is also a senior fellow at the University of Minnesota's Humphrey Institute of Public Affairs and co-director of the Institute's Policy Forum. Mr. Weber served in the U.S. House of Representatives from 1980 to 1992, representing Minnesota's 2nd district. He is a director of Department 56, Inc., ITT Educational, a subsidiary of ITT, Mark Centers Trust, Inc., OneLink Communications, Inc. (formerly MarketLink, Inc.) and TCF Financial Corporation.

MARGITA E. WHITE
Principal occupation --
President of the Association for Maximum Service
Television, Inc., Television Trade Association
Director since 1995
(Director of Old ITT 1980-1995)

Mrs. White, 60, has been President of the Association for Maximum Service Television, Inc. since 1987. She served in the federal government as a member of the Federal Communications Commission and as a director of the White House Office of Communications, Assistant Press Secretary to President Ford, and Assistant Director of the U.S. Information Agency. She is a director of ITT Educational, The Growth Fund of Washington, Leitch Technology Corp., Washington Mutual Investors Fund and a trustee of Mitretek Systems.

KENDRICK R. WILSON III
Principal occupation --
Managing Director of Lazard Freres & Co. LLC,
Investment Bankers
Director since February 1996

Mr. Wilson, 50, joined Lazard Freres & Co. LLC in 1989 after serving as founder and president of Ranieri Wilson & Co., a merchant banking firm. Prior thereto, he was senior executive vice president and a director of E.F. Hutton & Co. and managing director in the financial institutions group of Salomon Brothers Inc. Mr. Wilson is a director of American Buildings Company, Inc., American Marine Holdings, Inc., Bank United and Meigher Communications, Inc. He is also a trustee of BlackRock Asset Investors.

ITEM NO. 2

RATIFICATION OF THE REAPPOINTMENT OF INDEPENDENT AUDITORS

     In accordance with the recommendation of the Audit Committee, the Board has reappointed Arthur Andersen LLP as independent auditors of the Company for 1997, subject to ratification by the stockholders. If the stockholders do not ratify the reappointment of Arthur Andersen LLP, the selection of other independent auditors will be considered by the Audit Committee and the Board.

     Arthur Andersen LLP served as independent auditors of Old ITT and most of its subsidiaries for many years, and its long-term knowledge of ITT has enabled it to carry out its audits with effectiveness and efficiency. In keeping with the established policy of Arthur Andersen LLP, partners and employees of the firm engaged in auditing ITT are periodically rotated, thus giving ITT the benefit of new expertise and experience. Arthur Andersen LLP personnel regularly attend meetings of the Audit Committee. Arthur Andersen LLP's fees for the 1996 audit of ITT totaled approximately $2.4 million.

     Representatives of Arthur Andersen LLP will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

     THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE REAPPOINTMENT OF ARTHUR ANDERSEN LLP AS INDEPENDENT AUDITORS OF THE COMPANY.

ITEM NO. 3

HILTON SALE PROPOSAL

     "RESOLVED, that the stockholders of ITT Corporation ("ITT") urge the ITT Board of Directors to arrange for the sale of ITT to Hilton Hotels Corporation ("Hilton") or to any bidder offering a higher price, and if there be no higher bidder, to take all necessary action to permit the tender offer of Hilton and HLT Corporation ("HLT") and the proposed merger of ITT with Hilton, HLT or a subsidiary of Hilton to proceed, including, without limitation, action to satisfy the Rights Condition, the Control Share Condition and the Business Combination Condition set forth in HLT's Offer to Purchase dated January 31, 1997 (as such offer may be amended)."

     THE BOARD STRONGLY RECOMMENDS THAT YOU VOTE "AGAINST" THE HILTON SALE PROPOSAL.

     The Board recognizes that a decision to end the corporate independence of ITT would be one of the most significant actions the Board could take. The directors would approve such a transaction only if they concluded it served the best interests of ITT stockholders and the interests that are to be considered under Nevada law. As described above, under "Why You Should Vote 'For' Your Board's Nominees for Director and 'Against' the Hilton Proposals," in connection with its review of the unsolicited Hilton Offer, the Board carefully considered all of these, and the other permissible factors and determined that it would be in the best interests of stockholders and the Company and all its constituencies for ITT to remain independent and pursue the Comprehensive Plan. Among the most important factors the Board believes support this decision are the short-term and long-term value of the Company represented by the Comprehensive Plan. The Board believes that as a result of the ongoing implementation of the Company's strategic plan, including the Comprehensive Plan, this value will be reflected in the share price of the three public companies resulting from the Comprehensive Plan, without the need for stockholders to "cash in," as would occur with a sale of the Company. Therefore, upon their election, the Board's nominees for director are expected, subject to their fiduciary duties to ITT's stockholders, to proceed with the Comprehensive Plan.

     Of course, the directors recognize their continuing obligations to ITT's stockholders and the need to take into account new circumstances. The directors will review any improvement to the Hilton Offer and any other proposal to acquire ITT carefully and objectively. The Board recognizes that if ITT were to receive an acquisition proposal that fully compensated ITT's stockholders for the short-term and long-term prospects of the Company and provided an appropriate additional premium and that adequately protected the other constituencies whose interests are to be considered under Nevada law, it would be appropriate for the Board to reconsider the desirability of ITT's continued independence. However, the Board does not believe that Hilton's inadequate proposal meets these standards.

     If the stockholders adopt the Hilton Sale Proposal, the directors will review their position on the Hilton Offer and take that expression of views into account. THE DIRECTORS, HOWEVER, BELIEVE THAT UNDER NEVADA LAW THEY ARE OBLIGATED TO MAKE THE BUSINESS JUDGMENT TO SELL ITT THEMSELVES AND WILL NOT NECESSARILY SEEK TO SELL ITT EVEN IF THE HILTON SALE PROPOSAL IS ADOPTED.

ITEM NO. 4

HILTON BY-LAW REPEAL PROPOSAL

     "RESOLVED, that each and every provision of the Amended and Restated By-laws of ITT Corporation adopted on or after July 23, 1996 and prior to the adoption of this resolution is hereby repealed."

     THE BOARD STRONGLY RECOMMENDS THAT YOU VOTE AGAINST THE HILTON BY-LAW REPEAL PROPOSAL.

     The Company has not amended its By-laws since July 23, 1996 and no By-law amendments are currently pending. Accordingly, the Hilton By-law Repeal Proposal would not cause the repeal of any By-law of the Company existing at this time. The effect of the Hilton By-law Repeal Proposal would be to prevent the Company from amending the By-laws in any way prior to the Annual Meeting, irrespective of whether such change might be desirable. The Board believes that this limitation on its discretion would be unwise and potentially damaging to your interest as a stockholder. The Board also believes that the Hilton By-law Repeal Proposal may be invalid as a matter of law because it does not specify precisely which By-laws are being repealed and, in effect, strips the Board of its power to amend the By-laws. If the Hilton By-law Repeal Proposal is approved, the existing directors, if still in office, intend to take appropriate action, including seeking a court order, to determine the validity of the proposal.

     ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" BOTH OF THE HILTON PROPOSALS.

ITEM NO. 5

OTHER MATTERS

     As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Annual Meeting other than that described above. As to such other business, if any, that may properly come before the meeting, the persons named as proxies will vote in accordance with their judgment.

STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

     Proposals submitted by stockholders for inclusion in the Proxy Statement for next year's annual meeting must be received by ITT no later than the close of business on January 1, 1998. Address your proposals to Secretary, ITT Corporation, 1330 Avenue of the Americas, New York, New York 10019-5490. Please note that proposals must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 as well as the requirements set forth in the By-laws. A copy of the By-laws may be obtained from the Secretary of ITT upon request.

REPORT OF THE COMPENSATION AND PERSONNEL COMMITTEE

     The ITT executive compensation program is designed to attract, reward and retain skilled executives and to provide incentives which vary depending upon the attainment of short-term operating performance objectives and strategic long-term performance goals. The major objective of the long-term incentive program is to provide ITT executives with incentives directly linked to the creation of stockholder value. The program overall is intended to be highly leveraged so that when performance goals are exceeded, executives can earn better than average compensation and, conversely, when such goals are not achieved, compensation will be below competitive levels.

     This report sets forth the executive compensation policies of the Committee of the Board with respect to ITT's executive officers in general and the rationale for the specific decisions affecting the 1996 compensation of Rand V. Araskog, ITT's chief executive. Following this report is a performance graph which compares the cumulative return on the Company's Common Stock to the cumulative total return of the Standard & Poor's 500 Index and the peer index of large capitalization hotel and gaming companies (assuming the investment of

$100 in (a) the Common Stock, (b) the Standard & Poor's 500 Index and (c) the peer index for the period from December 20, 1995 through March 31, 1997).

     The amounts of all compensation awarded to, earned by, or paid to the chief executive officer and the other four most highly compensated executive officers who were serving as executive officers at the end of the 1996 fiscal year are set forth on the Summary Compensation Table following the performance graph.

THE COMMITTEE'S ROLE

     The Compensation and Personnel Committee is responsible for the administration of the executive compensation program, and it reviews all proposed new or amended employee benefit plans. The Committee is currently composed of the six non-employee directors named at the end of this report, none of whom is eligible to participate in any of the plans which make up ITT's executive compensation program. It is the policy of the Board to periodically rotate the members and chairperson of the Committee to assure that fresh points of view are part of the Committee's deliberations.

     The Committee may select consultants from nationally recognized independent compensation and benefits consulting firms to provide expert advice on any aspect of the ITT executive compensation program. The Committee may request written reports or hold private meetings with such consultants in order to get independent opinions on compensation proposals. The Committee may meet in executive session which is not attended by any ITT executives or managers. The Committee regularly reports its activities to the Executive and Policy Committee of the Board.

THE COMPENSATION PROGRAM

     General. The compensation program for ITT executives presently consists of base salary, annual incentive bonus, long-term incentives and employee benefits. It is the intent of the Committee that incentives based upon long-term performance should be the major compensation component for senior executives.

     Base Salary. Salaries are set and administered to reflect the value of the job in the marketplace and individual contribution and performance. Salaries provide a necessary element of stability in the total pay program and, as such, are not subject to significant variability. Salary increases are based primarily on merit. During 1996, ITT executive salaries were evaluated in relation to a competitive annualized merit increase guideline of 4% for expected levels of individual performance. Actual increases can vary from the guideline depending primarily on individual performance. The normal interval between salary reviews for senior executives is 18 months.

     Mr. Araskog's base salary was not increased during 1996.

     Among the other named officers, Mr. Bowman's salary was increased to $800,000 effective August 1, 1996, an increase of $100,000 after 12 months. Mr. Weadock's annual salary was increased from $525,000 to $600,000 on November 1, 1996 after an interval of 18 months. Mr. Boynton's annual salary was increased from $650,000 to $725,000 during 1996. Ms. Reese's annual salary was increased from $400,000 to $460,000 effective December 1, 1996 after 12 months.

     Annual Incentive Bonus. Under ITT's Annual Incentive Bonus Plan and the ITT Corporation Annual Performance-Based Plan for Executive Officers, the amounts of annual bonus awards are based upon corporate financial performance for the year compared to annual performance goals established by the Committee at the beginning of the year. For 1996, such performance goal for ITT was based on EBITDA. Under a leveraged performance/payout schedule, the performance factor generated a standard bonus adjustment factor of 113%. The calculated bonus amounts for 1996 performance for Messrs. Araskog and Bowman and for Ms. Reese are shown in the Summary Compensation Table following this report and were determined strictly in accordance with the above described formula and standard bonus adjustment factor. The bonus factor for Mr. Weadock reflects the performance measurement formula applicable to ITT Sheraton Corporation; the bonus amount for Mr. Boynton reflects the performance measurement formula applicable to Caesars World, Inc. The bonus amounts paid to Messrs. Araskog, Bowman, Weadock, and Boynton and Ms. Reese were reviewed and approved by the Committee prior to payment.

     Stock Option Awards. Stock option awards provide long-term incentives which are directly related to the performance of ITT Common Stock. Options generally have a 10-year term and closely align the executive's interests with those of other stockholders. Outstanding stock options in respect of common stock of Old ITT were adjusted to reflect the effects of the 1995 Distribution on December 19, 1995.

     During 1996, ITT awarded stock options to the named executive officers as shown in the table under "Option Grants on ITT Common Stock to ITT Executives in Last Fiscal Year" below. These options are exercisable at the earliest of the following events: (a) when the price of the Common Stock reaches $69.85 (125% of grant price) at which time the options will become exercisable as to two-thirds;
(b) when the price of the Common Stock reaches $78.23 (140% of the grant price) at which time the options will become fully exercisable; or (c) the ninth anniversary of the grant or February 6, 2005, at which time the options will become fully exercisable. The Committee believes that the requirement for significant stock price appreciation for senior officers' stock option exercisability underscores the primary objective of building stockholder value. In determining the size of option grants, the Committee relied on surveys of competitive practice and its assessment of each individual's performance in carrying out ITT's strategy.

     Employee Benefits. Executives also participate in ITT's broad-based employee benefits program which includes a pension program, a 401(k) retirement savings plan, group medical and dental coverage, group life insurance and other benefit plans. Further details on the pension plans in which Messrs. Araskog, Bowman, Weadock, and Boynton and Ms. Reese participate are provided under "Pension Plans" below.

     In 1996, ITT adopted the 1997 ITT Deferred Compensation Plan. Under this plan, executives with a base salary of $200,000 or more may elect to defer receipt of all or a portion of their 1996 bonus. ITT will credit interest on the deferred compensation based upon the performance of benchmark investment funds made available under the plan and selected by the executive.

DISCUSSION OF THE COMMITTEE'S POLICY REGARDING QUALIFYING COMPENSATION FOR DEDUCTIBILITY UNDER SECTION 162(m) OF THE INTERNAL REVENUE CODE

     Tax legislation known as the Omnibus Budget Reconciliation Act of 1993 ("OBRA") was passed by Congress and signed into law by the President in August 1993. Under OBRA, which created Code subsection 162(m), the allowable deduction for compensation paid or accrued with respect to the chief executive officer and each of the four most highly compensated executive officers of a publicly held corporation is limited to no more than $1 million per year for taxable years beginning on or after January 1, 1994. Certain types of compensation are exempted from this deduction limitation, including payments subject to: (a) the attainment of an objective performance goal or goals; (b) an outside director requirement; and (c) a stockholder approval requirement. Proposed regulations issued by the Internal Revenue Service in 1993 and 1994 provided broad guidance to companies, but were not intended to be comprehensive.

     It is the policy of the Committee to establish a competitive executive compensation program and to design and administer incentive plans which relate rewards directly to the overall performance of the Company and the individual executive's specific contribution. To qualify pay for exemption from Section 162(m) as "performance-based compensation," the requirements of OBRA and the proposed regulations generally preclude the use of discretion in determining specific amounts of compensation. Accordingly, base salaries are subject to the $1 million limit on deductible compensation as are annual bonus amounts where discretion is used to increase an executive's payment above an amount determined strictly by an objective formula.

     In light of OBRA, it is the policy of the Committee to modify where practicable the executive incentive plans so as to maximize the tax deductibility of compensation paid to its top executive officers. Accordingly, the ITT Corporation Annual Performance-Based Incentive Plan for Executive Officers, as approved by stockholders in 1996, will qualify annual bonuses under that plan as "performance-based compensation."

     The Committee believes that the overall performance of its most senior executives cannot in all cases be reduced to a fixed formula and that the prudent use of discretion in determining pay levels is in the best interest of the Company and its stockholders. Under some circumstances (other than in the context of the ITT Corporation Annual Performance-Based Incentive Plan for Executive Officers), the Committee's use of discretion in determining appropriate amounts of compensation may be essential. In those situations where discretion is available to the Committee, compensation may not be fully deductible. The Committee does not believe that such loss of deductibility will have any material impact on the financial condition of the Company.

     This report is furnished by the members of the Compensation and Personnel Committee. The members of the Compensation and Personnel Committee are listed below.

Bette B. Anderson
Nolan D. Archibald
Robert A. Burnett
Paul G. Kirk, Jr., Chairman
Edward C. Meyer
Margita E. White

CORPORATE PERFORMANCE GRAPH

     The Common Stock commenced "regular way" trading on the New York Stock Exchange on December 20, 1995, the first business day following the 1995 Distribution.

     The following graph shows the cumulative total return to stockholders for the period from December 20, 1995 (the first business day following the 1995 Distribution) through March 31, 1997 on an assumed investment of $100 on December 20, 1995 in ITT, the Standard & Poor's S&P 500 Index and a peer index of large capitalization hotel and gaming companies. The peer group returns are weighted by market capitalization at December 20, 1995. The peer group is comprised of common stocks of the following hotel and gaming corporations:
Hilton Hotels Corporation, Host Marriott Corporation, Marriott International, Inc., Circus Circus Enterprises, Inc., Mirage Resorts, Inc., Harrah's Entertainment, Inc. and ITT (the "Peer Group"). The Peer Group was selected to reflect ITT's current mix of hotel and gaming businesses and ITT's current major publicly-traded competitors.

     The Common Stock traded "regular way" on the New York Stock Exchange for only six days during 1995. In an effort to present stockholders meaningful information to evaluate the compensation paid to executives for the year ended December 31, 1995, the Company's Proxy Statement for the 1996 Annual Meeting of Stockholders included a performance graph for Old ITT for the five fiscal years ended December 31, 1995 on an assumed investment of $100 on December 31, 1990 in Old ITT, the Standard & Poor's S&P 500 Index and the Standard & Poor's Conglomerate Index. That graph assumed that the holders of the common stock of Old ITT continued to hold the common stock of ITT, The Hartford Financial Services Group, Inc. and ITT Industries, Inc. for the period from December 20, 1995 through December 31, 1995. Given the significantly different mix of ITT's businesses following the 1995 Distribution, ITT believes that the Peer Group provides a better index against which to compare ITT's share price performance since the date of the 1995 Distribution. Accordingly, ITT has provided a comparison of its share price performance since the 1995 Distribution to the Peer Group and has not provided a comparison to the S&P Conglomerate Index (which was discontinued in July 1996).

                              [Performance Graph]

                              20-DEC-95   31-DEC-95   31-MAR-96   30-JUN-96   30-SEP-96   31-DEC-96   31-MAR-97
                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
ITT Corporation.............    $ 100       $ 105       $ 119       $ 131       $  86       $  86       $ 117
S&P 500(R)..................    $ 100       $ 102       $ 107       $ 112       $ 115       $ 125       $ 128
Custom Composite Index......    $ 100       $ 103       $ 128       $ 144       $ 128       $ 124       $ 123

---------------
Source: Georgeson & Company Inc.

COMPENSATION OF ITT EXECUTIVE OFFICERS

     The following table discloses the compensation received by ITT's Chief Executive and the four other most highly paid executive officers for services rendered to ITT (including compensation received from Old ITT prior to the Distribution) for the three fiscal years ending December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                      COMPENSATION
                                                                           ----------------------------------
                                                                                                     PAYOUTS
                                                                                   AWARDS           ---------
                                     ANNUAL COMPENSATION                   ----------------------   LONG-TERM
                                                                           RESTRICTED  SECURITIES   INCENTIVE
                                    ---------------------   OTHER ANNUAL     STOCK     UNDERLYING     PLAN       ALL OTHER
                                     SALARY       BONUS     COMPENSATION    AWARDS      OPTIONS      PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR      ($)         ($)         ($)(2)         ($)        (3)(#)        ($)         (4)($)
---------------------------- ----   ---------   ---------   ------------   ---------   ----------   ---------   ------------
Rand V. Araskog............. 1996   2,000,000   2,260,000      347,268            --     150,000          --       422,280
  Chairman and Chief         1995   2,000,000   2,330,800      251,063     2,718,750     429,971    2,625,000      449,962
  Executive                  1994   1,625,000   2,405,000      219,457            --     429,971          --        58,656
Robert A. Bowman............ 1996     741,667     813,600       75,117            --     100,000          --        25,625
  President and Chief        1995     583,333     611,800       44,942     1,087,500     143,324     900,000        37,380
  Operating Officer          1994     456,250     471,750       25,534            --     143,324          --        13,844
Peter G. Boynton (1)........ 1996     682,583      15,200      694,276            --      40,000          --        11,705
  Senior Vice President of   1995     578,117     299,776      105,288            --      59,718          --        14,500
  ITT; President and Chief   1994          --          --           --            --          --          --            --
  Executive Officer of
  Caesars World, Inc.
Ann N. Reese................ 1996     405,000     389,900       47,910            --      40,000          --        14,008
  Executive Vice President   1995     303,571     252,300       45,369       543,750      71,662     113,600        30,018
  and Chief Financial
  Officer                    1994     263,333     210,000       33,738            --      71,662          --        10,998
Daniel P. Weadock........... 1996     537,500     757,300       55,287            --      40,000          --        18,281
  Senior Vice President of   1995     516,667     398,800      433,646            --      59,718    1,280,000       44,321
  ITT; President and Chief   1994     500,000     385,000       13,408            --      83,605          --        17,500
  Executive Officer of ITT
  Sheraton Corporation

---------------
(1) Mr. Boynton became an executive officer of ITT following the January 1995 acquisition of Caesars World, Inc. As a result, the 1994 compensation paid to Mr. Boynton by Caesars World, Inc. has not been included.

(2) Amounts shown in this column are tax reimbursement allowances, which are intended to offset the inclusion in taxable income of the value of certain benefits, except that: (a) the amounts shown for Mr. Araskog also include $164,066, $92,224 and $128,873 in 1996, 1995 and 1994, respectively, for personal benefits including tax and financial counseling and transportation services, (b) the amount shown for Mr. Bowman in 1996 also includes $40,309 for personal benefits including tax and transportation services, and (c) the amounts shown for Mr. Boynton include $513,463 and $41,074 in 1996 and 1995, respectively, in relocation allowance, (d) the amounts shown for Ms. Reese also include $25,602, $22,186 and $20,973 in 1996, 1995 and 1994, respectively, for personal benefits including tax and transportation services, and (e) the amount shown for Mr. Weadock in 1995 also includes $426,597 in relocation allowance.

(3) The named executives do not hold any stock appreciation rights in connection with the options shown above. The options shown for years prior to 1996 are substitute options which replaced surrendered options originally granted by Old ITT before the 1995 Distribution.

(4) The amounts shown in this column are contributions by the Company under the ITT 401(k) Retirement Savings Plan and, in the case of Messrs. Araskog, Bowman, and Weadock and Ms. Reese, the ITT Excess Savings Plan, which are defined contribution plans. Under such plans, the Company makes a matching contribution in an amount equal to 50% of an employee's contribution, such matching contribution not to exceed two and one-half percent (2.5%) of such employee's salary. Under these plans, the Company also makes a non-matching contribution equal to one percent (1%) of an employee's salary. In 1995, the Employee Stock Ownership Plan (the "ESOP") of Old ITT was terminated and unallocated shares remaining after the related ESOP loan was repaid were distributed among all participants. Except in the case of Mr. Boynton, the amounts shown for 1995 also include an allocation of certain amounts as a result of the termination of the ESOP.

     In the case of Mr. Araskog, the amounts also include $353,113 and $354,156 paid in 1996 and 1995, respectively, by the Company for premiums on a split-dollar life insurance policy maintained jointly for Mr. and Mrs. Araskog. The Company is entitled to be reimbursed for its payments with respect to such policy upon the earlier to occur of: (i) the death of Mr. Araskog or Mrs. Araskog, whichever occurs later, and (ii) the date on which the cash surrender value of the policy is sufficient to repay amounts paid by ITT and continue to sustain the policy until the year 2035, which is expected to occur at the end of the year 2008.

     In the case of Mr. Boynton, the amount shown for 1996 includes a Company-paid life insurance premium of $8,538.

     The annual salaries of Messrs. Bowman, Boynton and Weadock, and Ms. Reese as of March 31, 1997 were $800,000, $725,000, $600,000 and $460,000, respectively.

OPTION GRANTS ON COMMON STOCK TO ITT EXECUTIVES IN LAST FISCAL YEAR

     The following table provides information on fiscal year 1996 grants of options to the named executives to purchase shares of Common Stock. The stock options granted to each of the ITT executives listed below were issued in 1996.

                                                                                      POTENTIAL REALIZABLE
                                        STOCK OPTION GRANTS IN 1996                          VALUE
                             --------------------------------------------------        AT ASSUMED ANNUAL
                             NUMBER OF     % OF TOTAL                                 RATES OF STOCK PRICE
                             SECURITIES     OPTIONS                                     APPRECIATION FOR
                             UNDERLYING    GRANTED TO                                    OPTION TERM(4)
                              OPTIONS      EMPLOYEES     EXERCISE                   ------------------------
                             GRANTED(1)        IN        PRICE(3)    EXPIRATION        5%            10%
           NAME                 (#)         1996(2)      ($/SHARE)      DATE           ($)           ($)
---------------------------  ----------    ----------    ---------   ----------     ---------     ----------
Rand V. Araskog(5).........    150,000         8.6         55.88       2/8/06       5,271,000     13,359,000
Robert A. Bowman(5)........    100,000         5.7         55.88       2/8/06       3,514,000      8,906,000
Peter G. Boynton(5)........     40,000         2.3         55.88       2/8/06       1,405,600      3,562,400
Ann N. Reese(5)............     40,000         2.3         55.88       2/8/06       1,405,600      3,562,400
Daniel P. Weadock(5).......     40,000         2.3         55.88       2/8/06       1,405,600      3,562,400

---------------
(1) The numbers in this column represent options to purchase Common Stock.

(2) Percentages indicated are based on a total of 1,741,546 options granted to 457 employees during 1996.

(3) The exercise price per share is 100% of the fair market value of a share of Common Stock on the date of grant. The exercise price may be paid in cash or in shares of Common Stock valued at their fair market value on the date of exercise.

    Options granted on February 6, 1996 at the exercise price of $55.88 per share are not exercisable until the trading price of Common Stock equals or exceeds $69.85 per share for five consecutive trading days at which time two-thirds of the options will be exercisable; when the trading price equals or exceeds $78.23 per share for five consecutive trading days, the options will be fully exercisable. Notwithstanding the above, the options will be fully exercisable after February 6, 2005, and expire February 8, 2006.

(4) At the end of the term of the options granted on February 6, 1996, the projected price per share of Common Stock would be $91.02 and $144.94 at an assumed appreciation rate of 5% and 10%, respectively.

(5) Securities underlying options to purchase Common Stock granted in 1997 for such individuals are as follows: Mr. Araskog, 162,500 options; Mr. Bowman, 108,300 options; Mr. Weadock, 43,300 options; Mr. Boynton, 43,300 options; and Ms. Reese, 43,300 options. These options granted on February 4, 1997 are not exercisable until the trading price of the Common Stock equals or exceeds $70.94 per share for five consecutive trading days, at which two-thirds of these options will be exercisable. When the trading price of the Common Stock equals or exceeds $79.45 for five consecutive trading days, these options will be fully exercisable.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUE

     The following table provides information on option exercises in 1996 by the named executives and the value of each such executive's unexercised options to acquire Common Stock at December 31, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                       NUMBER OF SECURITIES              VALUE OF UNEXERCISED,
                                                      UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                        SHARES                     OPTIONS AT FISCAL YEAR-END(#)            HELD AT FISCAL
                      ACQUIRED ON      VALUE                                                YEAR-END($)(1)
                       EXERCISE       REALIZED     -----------------------------     -----------------------------
        NAME              (#)           ($)        EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
--------------------  -----------     --------     -----------     -------------     -----------     -------------
Rand V. Araskog.....    --              --           1,251,617        150,000          6,718,105          --
Robert A. Bowman....    --              --             521,653        100,000          4,357,947          --
Peter G. Boynton....    --              --              59,718         40,000                 --          --
Ann N. Reese........    --              --             236,544         40,000          1,797,819          --
Daniel P. Weadock...    --              --             322,186         40,000          3,569,868          --

---------------

(1) Based on the New York Stock Exchange consolidated trading closing price of Common Stock on December 31, 1996 of $43.375.

SEVERANCE PAY PLAN

     Following the Hilton Offer, the Board considered the recommendations of the Company's human resources consultants, Towers Perrin, and reviewed industry practices concerning change-in-control severance benefits. In view of the need to minimize employee distraction and to retain employee loyalty and dedication to the Company and to assure their attention to the Company's performance pending resolution of the Hilton Offer, the Compensation and Personnel Committee unanimously voted, with the unanimous concurrence of the entire Board (with management members of the Board abstaining), to revise its previous policy concerning executive severance agreements in order to provide severance payments to certain officers and employees in the event of a change in control, which severance arrangements it has determined are fair and consistent with industry practices. At meetings of the Board held on February 11, 1997 and August 14, 1997, upon the recommendation of the Compensation and Personnel Committee, the Board authorized the Company to amend its severance compensation arrangements with such executives and managers. Each of the arrangements is described below.

     The Company's Senior Executive Severance Pay Plan (the "SPP") applies to ITT senior executives who are U.S. citizens or who are employed in the U.S., including all executive officers of ITT other than Mr. Araskog. Under the SPP, if a participant's employment is terminated by ITT, other than for Cause or as a result of other occurrences specified in the plan, the participant is entitled to severance pay in an amount up to 24 months of base salary depending upon his or her length of service. In no event shall such severance pay exceed the amount of base salary for the number of months remaining between the termination of employment and the participant's normal retirement date or two times the participant's total annual compensation during the year immediately preceding such termination. The plan includes offset provisions for other compensation from ITT and requirements on the part of executives with respect to non-competition and compliance with the ITT Code of Corporate Conduct. Under the plan, severance payments would ordinarily be made monthly over the scheduled term of such payments; however, ITT has the option to make such payments in the form of a single (discounted) lump sum payment. As of March 1, 1996, the named executive officers in the Summary Compensation Table set forth above participate in this plan, except for Mr. Araskog who is covered by an employment agreement.

     With respect to approximately 60 individuals covered by the SPP, modifications were authorized to the change in control arrangements on February 11, 1997. As modified on February 11, 1997, the SPP provides that, if an executive covered by the SPP is involuntarily terminated other than for Cause or the executive terminates for Good Reason within two years following a Change in Control, the executive will receive Severance consisting of (i) a lump-sum payment equal to two times the executive's annual base salary in effect immediately prior to the executive's termination of employment, and, for certain designated employees, including the executive officers covered by the SPP, two times the highest bonus paid or awarded in respect of the three years immediately preceding the Change in Control, (ii) continued welfare benefits, fringe benefits and perquisites for two years and (iii) one year of outplacement services. As further modified on August 14, 1997, all severance payable under the SPP is subject to the same Gross-Up Payment mechanism described below with respect to the Araskog Agreement. The executive officers covered by the SPP are Juan C. Cappello, Ralph
W. Pausig and Nicholas J. Glakas. Consummation of the Comprehensive Plan and the Strategic Investment will not constitute a "change in control" under the SPP.

SEVERANCE AGREEMENT

     On February 11, 1997, the Company authorized individual severance agreements with nine individuals (the "Individual Agreements"), including eight executive officers of ITT. Each of the nine Individual Agreements provides that, if the executive is involuntarily terminated other than for Cause or such executive terminates for Good Reason within two years following a Change in Control, the executive will receive Severance consisting of (i) a lump-sum payment equal to the sum of (A) two or three times the executive's annual base salary in effect immediately prior to the executive's termination of employment and (B) two or three times the highest bonus paid or awarded to the executive under the Company's executive compensation plans in respect of the three years immediately preceding the Change in Control, (ii) continued welfare benefits, fringe benefits and perquisites for a number of years equal to the number by which such executive's annual base salary is multiplied for purposes of determining such executive's Severance and (iii) one year of outplacement services. As modified on August 14, 1997, all Severance payable under each of the Individual Agreements is subject to the same Gross-Up Payment mechanism described below with respect to the Araskog Agreement. The eight executive officers to be covered by the Individual Agreements are Robert A. Bowman, Peter
G. Boynton, Gerald C. Crotty, Ann N. Reese, Richard S. Ward, Daniel P. Weadock, Jon F. Danski and Elizabeth A. Tuttle. Consummation of the Comprehensive Plan and the Strategic Investment will not constitute a "change in control" under the Individual Agreements.

EMPLOYMENT CONTRACT

     The Company has entered into an employment contract, dated as of December 19, 1995, with Mr. Araskog (the "Araskog Agreement") which provides for, among other things: (i) a base salary of $2,000,000 per year, entitlement to receive bonus and additional incentive compensation each year as may be awarded in the discretion of the Compensation and Personnel Committee of the Board, participation in ITT's benefit plans (other than pre-retirement and post-retirement life insurance benefits), contractual disability and death benefits, his employment as chairman and chief executive of ITT until October 31, 2000 (when he will have reached age 69); (ii) his service as consultant to his successor as chief executive of ITT from November 1, 2000 through October 31, 2003 for a fee of not less than $400,000 per year, (iii) his nomination as a director of ITT at each annual meeting of ITT stockholders commencing with the annual meeting for 2001 and including the annual meeting to be held in 2003 and, upon election, payment to him of the usual director's fees for service in such capacity; (iv) the provision of office space and certain staff and transportation assistance in connection with his service as a director and consultant subsequent to October 31, 2000; (v) in the event that (A) at any time prior to October 31, 2000, Mr. Araskog is not re-elected as chairman and employed as chief executive, Mr. Araskog would be entitled to receive payments made (I) in monthly installments over the term of the contract remaining through October 31, 2000 in amounts equal per annum to the sum of salary received by Mr. Araskog for the calendar year immediately preceding such event, a percentage of the average bonus received by Mr. Araskog with respect to the three calendar years immediately preceding such event and the annual benefits and perquisites to which he would be entitled and (II) in the form of a discounted lump sum payment on or about October 31, 2000 equal to the then present value of the consulting fee and the director's fees referred to above, and (B) after completion of services through October 31, 2000 in accordance with the terms of the contract, Mr. Araskog at any time prior to

October 31, 2003 is not nominated as a director of ITT, Mr. Araskog will receive a lump sum payment equal to the then present value (based on Citibank N.A.'s prime rate then in effect) of the balance remaining of the consulting fee and the director's fees referred to in clauses (ii) and (iii) above; and (vi) covenants by Mr. Araskog against competition with any business actively conducted by ITT or any of its subsidiaries and for compliance with the ITT Code of Corporate Conduct. Assuming Mr. Araskog's entitlement under clause (v) of the preceding sentence were to commence on December 1, 1997, he would be entitled to $9,817,053 on account of salary and bonus and approximately $5,700,000 on account of consulting and director's fees and benefits and perquisites.

     The Araskog Agreement was amended on February 11, 1997 and August 14, 1997. The Araskog Agreement, as amended, provides that, if Mr. Araskog is involuntarily terminated other than for Cause or he terminates for Good Reason within two years following a Change in Control, he shall receive severance consisting of a lump-sum payment equal to the remaining payments owed to him during the respective employment and consulting terms set forth in the Araskog Agreement. The Araskog Agreement provides that if any payment made under it to Mr. Araskog would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Excise Tax"), then Mr. Araskog shall be entitled to receive from ITT an additional payment (the "Gross-up Payment") in an amount such that the net amount of such payment and Gross-Up Payment retained by Mr. Araskog, after the calculation and deduction of all Excise Taxes (including any interest or penalties imposed with respect to such taxes) on such payment and all Federal, state and local income tax, employment tax and Excise Tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payment, shall be equal to such payment. Consummation of the Comprehensive Plan and the Strategic Investment will not constitute a "change in control" under the Araskog Agreement.

OTHER CHANGE-IN-CONTROL ARRANGEMENTS

     Acceleration of the exercisability, payment or vesting of awards or benefits is provided for under the ITT Corporation 1995 Incentive Stock Plan and the retirement excess pension and savings plans and deferred compensation plan upon the occurrence of a "change in control" or "acceleration event," as applicable, which terms are generally defined in such plans as the occurrence of any of the following events: (i) a report on Schedule 13D shall be filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") disclosing that any person (within the meaning of Section 13(d) of the Act), other than ITT or a subsidiary of ITT or any employee benefit plan sponsored by ITT or a subsidiary of ITT, is the beneficial owner directly or indirectly of twenty percent or more of the outstanding common stock of ITT; (ii) any person (within the meaning of Section 13(d) of the Act), other than ITT or a subsidiary of ITT or any employee benefit plan sponsored by ITT or a subsidiary of ITT, shall purchase shares pursuant to a tender offer or exchange offer to acquire any Common Stock (or securities convertible into such Common Stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person in question is the beneficial owner (as such term is defined in Rule 13d-3 under the Act) directly or indirectly of fifteen percent or more of the outstanding Common Stock (calculated as provided in paragraph (d) of Rule 13d-3 under the Act in the case of rights to acquire Common Stock); (iii) the stockholders of ITT shall approve (A) any consolidation or merger of ITT in which ITT is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property, other than a merger of ITT in which holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger as immediately before, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of ITT; or (iv) there shall have been a change in a majority of the members of the Board of Directors of ITT within a 12-month period unless the election or nomination for election by ITT's stockholders of each new director during such 12-month period was approved by the vote of two-thirds of the directors then still in office who were directors at the beginning of such 12-month period. Consummation of the Comprehensive Plan and the Strategic Investment will not constitute a "change in control" or "acceleration event," as applicable, under any such plan.

PENSION PLANS

     General. ITT has adopted the ITT Sheraton Plan as the ITT Salaried Retirement Plan and extended it to employees formerly covered by the Old ITT Salaried Retirement Plan. The Plan has been amended to recognize service with companies affiliated with ITT prior to December 19, 1995 for eligibility, vesting and benefit accrual purposes and further provides for an offset of any benefit payable from any Old ITT retirement plan covering the same period of service. Messrs. Araskog, Bowman and Weadock and Ms. Reese participate in the retirement plans maintained by ITT.

     Executives of Caesars World, Inc. do not participate in the retirement plans maintained by ITT. Accordingly, Mr. Boynton is covered by the Caesars Executive Security Plans (collectively, the "Caesars Pension Plan").

     ITT Retirement Plan. The ITT Salaried Retirement Plan covers all eligible salaried employees of ITT, including senior executive officers and other ITT executives.

     A member's annual pension equals two percent of the member's average final compensation for each of the first 25 years of benefit service, plus one and one-half percent of a member's average final compensation for each of the next 15 years of benefit service, reduced by one and one-quarter percent of the member's primary Social Security benefit for each year of benefit service to a maximum of 40 years; provided that no more than one-half of the member's primary Social Security benefit is used for such reduction. A member's average final compensation (including salary plus approved bonus payments) is defined under the Plan as the total of (i) a member's average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service affording the highest such average plus (ii) a member's average annual compensation not including base salary for the five calendar years of the member's last 120 consecutive calendar months of eligibility service affording the highest such average. The Plan also provides for undiscounted early retirement pensions for members who retire at or after age 60 following completion of 15 years of eligibility service. A member is vested in benefits accrued under the Plan upon completion of five years of eligibility service.

     Applicable Federal legislation limits the amount of benefits that can be paid and compensation which may be recognized under a tax-qualified retirement plan. ITT has adopted a non-qualified unfunded retirement plan (the "ITT Excess Pension Plan") for payment of those benefits at retirement that cannot be paid from the qualified retirement plan. The practical effect of the ITT Excess Pension Plan is to continue calculation of retirement benefits to all employees on a uniform basis. Benefits under the ITT Excess Pension Plan will generally be paid directly by ITT. ITT has also created an excess plan trust under which excess benefits under the ITT Excess Pension Plan for certain officers of ITT will be funded. Any such employee may indicate a preference, subject to certain conditions, to receive any excess benefit in the form of a single discounted lump sum payment. Any "excess" benefit accrued to any such employee will be immediately payable in the form of a single discounted lump sum payment upon the occurrence of a change in corporate control (as defined in the ITT Excess Pension Plan). Consummation of the Comprehensive Plan and the Strategic Investment will not constitute a "change in control" or "acceleration event," as applicable, under the ITT Excess Pension Plan.

     Based on various assumptions as to remuneration and years of service, before Social Security reductions, the following table illustrates the estimated annual benefits payable from the Retirement Program at retirement at age 65 that are paid for by ITT, subject to the offsets described above.

                             ITT PENSION PLAN TABLE

  AVERAGE                                   YEARS OF SERVICE
   FINAL         ----------------------------------------------------------------------
COMPENSATION         20             25             30             35             40
------------     ----------     ----------     ----------     ----------     ----------
 $   50,000      $   20,000     $   25,000     $   28,750     $   32,500     $   36,250
    100,000          40,000         50,000         57,500         65,000         72,500
    300,000         120,000        150,000        172,500        195,000        217,500
    500,000         200,000        250,000        287,500        325,000        362,500
    750,000         300,000        375,000        431,250        487,500        543,750
  1,000,000         400,000        500,000        575,000        650,000        725,000
  1,500,000         600,000        750,000        862,500        975,000      1,087,500
  2,000,000         800,000      1,000,000      1,150,000      1,300,000      1,450,000
  2,500,000       1,000,000      1,250,000      1,437,500      1,625,000      1,812,500
  3,000,000       1,200,000      1,500,000      1,725,000      1,950,000      2,175,000
  3,500,000       1,400,000      1,750,000      2,012,500      2,275,000      2,537,500
  4,000,000       1,600,000      2,000,000      2,300,000      2,600,000      2,900,000
  5,000,000       2,000,000      2,500,000      2,875,000      3,250,000      3,625,000

     The amounts shown under "Salary" and "Bonus" opposite the names of the individuals in the Summary Compensation Table set forth above comprise the compensation which is used for purposes of determining "average final compensation" under the plan. The years of service of each of the individuals for eligibility and benefit purposes as of June 30, 1997 are as follows: Rand V. Araskog, 30.59 years; Robert A. Bowman, 6.23 years; Ann N. Reese, 9.66 years; and Daniel P. Weadock, 35.96 years.

     The Caesars Pension Plan. The Caesars Pension Plan provides for annual pension benefits for individuals retiring at age 65 payable in the form of a straight life annuity for various levels of compensation and years of service. Under the Caesars Pension Plan, benefits may also be payable as a lump sum, subject to Committee approval and other specified conditions. The Caesars Pension Plan is a defined benefit pension plan which is not a tax qualified plan and covers all full time salaried officers and selected other key executives. Benefits under the Caesars Pension Plan accrue at the rate of two percent of average annual salary for each year of credited service with a one-time additional 5% accrual after completion of ten years of credited service. Benefits vest after five years of credited service. Under certain circumstances, benefits may be forfeited concurrent with or following termination of employment.

     Based upon various assumptions as to remuneration and years of service, the following table illustrates the estimated annual benefits payable from the Caesars Pension Plan at retirement at age 65. The amounts shown in the table are not subject to reduction for Social Security benefits or other offset amounts and are based upon the assumption that the Caesars Pension Plan continues in its present form.

                           CAESARS PENSION PLAN TABLE

FIVE YEAR                            YEARS OF SERVICE
 AVERAGE       ------------------------------------------------------------
  SALARY          15           20           25           30           35
----------     --------     --------     --------     --------     --------
$  125,000     $ 43,750     $ 56,250     $ 68,750     $ 81,250     $ 81,250
   150,000       52,500       67,500       82,500       97,500       97,500
   175,000       61,200       78,750       96,250      113,750      113,750
   200,000       70,000       90,000      110,000      130,000      130,000
   225,000       78,750      101,250      123,750      146,250      146,250
   250,000       87,500      112,500      137,500      162,500      162,500
   300,000      105,000      135,000      165,000      195,000      195,000
   400,000      140,000      180,000      220,000      260,000      260,000
   500,000      175,000      225,000      275,000      325,000      325,000
   600,000      210,000      270,000      330,000      390,000      390,000
   800,000      280,000      360,000      440,000      520,000      520,000
 1,000,000      350,000      450,000      550,000      650,000      650,000
 1,200,000      420,000      540,000      660,000      780,000      780,000

     The remuneration covered by the Caesars Pension Plan is the average of the participant's highest five years of salary earned during his last ten years of employment with Caesars World, Inc. The amount shown under "Salary" opposite the name of Mr. Boynton in the Summary Compensation Table set forth above will be used for determining "average annual salary" under the plan. As of June 30, 1997, Mr. Boynton had 21.17 years of credited service under the Caesars Pension Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     There are no compensation committee interlocks. The members of the Nominating Committee are Bette B. Anderson, Nolan D. Archibald, Edward C. Meyer and Benjamin F. Payton and the members of the Compensation and Personnel Committee are Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer and Margita E. White.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

     The following table shows as of June 30, 1997 the beneficial ownership of persons known to the Company to be the beneficial owners of more than five percent of the Common Stock.

                                                                   AMOUNT AND NATURE
                        NAME AND ADDRESS                             OF BENEFICIAL        PERCENT
                       OF BENEFICIAL OWNER                            OWNERSHIP(1)        OF CLASS
-----------------------------------------------------------------  ------------------     --------
Bankers Trust New York Corporation...............................   7,728,083 shares (1)      8.9%
280 Park Avenue
New York, New York 10017
FMR Corp.........................................................  13,166,423 shares (2)    11.32%
82 Devonshire Street
Boston, Massachusetts 02109

---------------

(1) A February 14, 1997 Schedule 13G filed with the Securities and Exchange Commission reflects that Bankers Trust New York Corporation, through its wholly owned subsidiaries Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and as investment advisor) and BT Securities

    Corporation, and its indirectly wholly owned subsidiary Bankers Trust International PLC, beneficially owns 7,728,083 shares of Common Stock. Of these shares, Bankers Trust Company is deemed to have (i) sole power to vote or to direct the vote with respect to 7,725,383 shares of Common Stock, (ii) shared power to vote or to direct the vote with respect to 2,700 shares of Common Stock, (iii) sole power to dispose or to direct the disposition of 1,990,982 shares of Common Stock and (iv) shared power to dispose or to direct the disposition of 16,505 shares of Common Stock.

(2) A February 14, 1997 Schedule 13G provided to ITT reflects that FMR Corp. ("FMR") beneficially owns 13,166,423 shares of Common Stock. Of such reported shares, Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR and an investment adviser registered under
    Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 12,437,559 shares as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, the Chairman of FMR, FMR, through its control of Fidelity, and the Fidelity Funds each has sole power to dispose of the 12,437,559 shares of Common Stock owned by the Fidelity Funds. Neither FMR nor Edward C. Johnson 3d, Chairman of FMR, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company ("FMTC"), a wholly owned subsidiary of FMR, and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 725,464 shares of Common Stock or 0.62% of the Common Stock outstanding as a result of its serving as investment manager of institutional accounts. Edward C. Johnson 3d and FMR, through its control of FMTC, has sole dispositive power over 725,464 shares and sole power to vote or to direct the voting of 513,264 shares, and no power to vote or to direct the voting of 212,000 shares of Common Stock owned by certain institutional accounts. Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is Chairman of FMR and Abigail P. Johnson is a Director of FMR. The Johnson family group and all other Class B stockholders have entered into a stockholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The number of shares of Common Stock reported includes 3,400 shares owned directly by Edward C. Johnson 3d or in trusts for the benefit of Edward C. Johnson 3d or any Edward C. Johnson 3d family member for which Edward C. Johnson 3d serves as trustee. Edward C. Johnson has sole voting and dispositive power over 400 shares and shared voting and dispositive power over 3,000 shares.

     The following table shows as of August 31, 1997 the beneficial ownership of shares of Common Stock by each director and nominee, by each of the executive officers named in the Summary Compensation Table set forth above, and by the directors and executive officers as a group.

                                                                   AMOUNT AND NATURE
                                                                     OF BENEFICIAL        PERCENT
                    NAME OF BENEFICIAL OWNER                          OWNERSHIP(1)        OF CLASS
-----------------------------------------------------------------  ------------------     --------
Bette B. Anderson................................................       2,811 shares(2)     *
Rand V. Araskog..................................................   1,748,398 shares       1.5%
Nolan D. Archibald...............................................       1,811 shares        *
Robert A. Bowman.................................................     550,046 shares        *
Robert A. Burnett................................................       2,981 shares        *
Paul G. Kirk, Jr.................................................       1,821 shares        *
Edward C. Meyer..................................................       3,311 shares        *
Benjamin F. Payton...............................................       1,303 shares        *
Vin Weber........................................................         844 shares        *
Margita E. White.................................................       2,811 shares        *
Kendrick R. Wilson III...........................................       3,744 shares        *
Peter G. Boynton.................................................      66,455 shares        *
Ann N. Reese.....................................................     251,068 shares        *
Daniel P. Weadock................................................     396,061 shares        *
All directors and executive officers as a group (22).............   4,283,592 shares       3.7%

---------------

*   Less than one percent.

(1) All shares are owned directly except as hereinafter otherwise indicated. Pursuant to regulations of the Securities and Exchange Commission, shares
    (i) receivable by directors and executive officers upon exercise of employee stock options exercisable within 60 days after August 31, 1997, and (ii) allocated to the accounts of certain directors and executive officers under the ITT 401(k) Retirement Savings Plan at August 31, 1997, are deemed to be beneficially owned by such directors and executive officers at said date. Of the number of shares shown above, (i) the following represent shares that may be acquired upon exercise of employee stock options for the accounts of:
    Mr. Araskog, 1,196,617 common shares; Mr. Bowman, 521,653 common shares; Mr. Boynton, 59,718 common shares; Ms. Reese, 236,544 common shares; Mr. Weadock, 322,186 common shares; and all present directors and executive officers as a group, 3,483,949 common shares; and (ii) the following amounts were allocated under the ITT 401(k) Retirement Savings Plan to the accounts of: Mr. Araskog, 20,255 common shares; Mr. Bowman, 2,465 common shares; Mr. Boynton, 137 common shares; Ms. Reese, 1,348 common shares; Mr. Weadock, 52,796 common shares; and all present directors and executive officers as a group, 114,651 common shares.

(2) An additional 83 shares of Common Stock are owned by Mrs. Anderson's husband. Mrs. Anderson disclaims beneficial ownership in such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Lazard Freres, of which Mr. Kendrick R. Wilson III is a Managing Director, performed various investment banking services for ITT and its subsidiaries in 1996. Lazard Freres is serving as the Company's co-financial advisor in connection with the Hilton Offer. Mr. Wilson receives a percentage of Lazard Freres' income, including a percentage of any income under this engagement letter.

     A By-law of ITT provides for mandatory indemnification of ITT directors and officers (including payment of legal fees) to the fullest extent permitted by applicable law. The By-law also provides that ITT may maintain insurance to indemnify its directors and officers against liabilities whether or not ITT would be permitted to indemnify them. This type of insurance, as well as policies under which ITT may be reimbursed for amounts paid in indemnification of its directors and officers, are in force. The premiums thereon, which aggregate $1,164,755 for a twelve-month period, are paid by ITT. As authorized by such By-law, ITT has entered into indemnification agreements with its directors pursuant to which ITT agrees to indemnify them against all expenses, liabilities or losses incurred by the directors in their capacity as such: (i) to the fullest extent permitted by applicable law; (ii) as provided in the By-laws of ITT as in effect on the date of such agreement; and
(iii) in the event ITT does not maintain the aforementioned insurance or comparable coverage, to the full extent provided in the applicable policies as in effect on January 1, 1997 (ITT's obligations described in (ii) and (iii) being subject to certain exceptions). Contractual rights under such indemnification agreements are believed to provide the directors more protection than the indemnification By-law which is subject to change.

GENERAL

     In addition to the matters described above, there will be an address by the Chairman and Chief Executive at the Annual Meeting of Stockholders and a general discussion period during which stockholders will have an opportunity to ask questions about the business and operations of ITT.

SOLICITATION OF PROXIES

     Proxies may be solicited by mail, advertisement, telephone or other methods and in person. Solicitations may be made by directors, officers, investor relations personnel and other employees of the Company, none of whom will receive additional compensation for such solicitations.

     The Company has retained Georgeson & Company, Inc. ("Georgeson") for solicitation and advisory services in connection with the solicitation, for which Georgeson is to receive a fee estimated at $750,000, together with reimbursement for its reasonable out-of-pocket expenses and for payments made to brokers and other nominees for their expenses in forwarding soliciting material. Georgeson will distribute proxy materials to beneficial owners and solicit proxies by personal interview, mail, telephone and telegram, and will request brokerage houses and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of the Common Stock held on October 1, 1997 by such person. The Company has also agreed to indemnify Georgeson against certain liabilities and expenses. It is anticipated that Georgeson will employ approximately 50 persons to solicit stockholders for the Annual Meeting. Georgeson is also acting to assist the Company in connection with the Hilton Offer, for which Georgeson will be paid customary compensation in addition to reimbursement for reasonable out-of-pocket expenses.

     The Board has retained Lazard Freres and Goldman Sachs to act as financial advisors to the Company in connection with the Hilton Offer and other matters arising in connection therewith, including assisting the Company in exploring possible strategic alternatives in light of the Hilton Offer. Pursuant to an engagement letter, dated as of February 10, 1997, with Lazard Freres and Goldman Sachs, the Company has agreed to pay each of Lazard Freres and Goldman Sachs for their services 50% of (a) an initial fee equal to $1,000,000 and (b) an additional advisory fee equal to $19,000,000, payable upon the later of September 30, 1997 and the date two business days before the scheduled date of the 1997 Annual Meeting (the "Payment Date"); provided, however, that if the Payment Date is later than September 30, 1997, the Company will pay one-half of the $19,000,000 advisory fee on September 30, 1997 and the balance of the fee on the Payment Date. Notwithstanding the foregoing, and except as otherwise specified in the engagement letter, the $19,000,000 advisory fee will be payable immediately upon a termination of the engagement letter by the Company or if a Change of Control (as defined below) has occurred or is imminent. The engagement letter provides that the Company will determine in its sole reasonable judgment when a Change of Control is imminent. Pursuant to the engagement letter, "Change of Control" means (i) any Person or Group (each as defined in the engagement letter) becoming the beneficial owner (as such term is used in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 15% of the Common Stock in one or a series of transactions, by means of a tender offer, exchange offer, merger, private or open market purchases of stock or otherwise or if all or substantially all of the assets of the Company are sold, liquidated or transferred (by dividend or otherwise) in one or a series of transactions, or (ii) a majority of the members of the Board being individuals whose nomination for election or election to the Board was not recommended or approved by a majority of the members of the Board who (A) were members of the Board on February 10, 1997 or

(B) whose nomination for election or election to the Board was recommended or approved by a majority of the members of the Board who were members of the Board on such date.

     In addition to the foregoing, in the event that the Company sells equity or debt securities in a public offering or private placement, Lazard Freres and Goldman Sachs will be offered the opportunity to participate in such transaction as an underwriter or placement agent (subject to certain exceptions specified in the engagement letter) and will be paid reasonable and customary fees for such services.

     Pursuant to the engagement letter, among other things, (a) Lazard Freres and Goldman Sachs have agreed to act as the Company's co-financial advisors with regard to the solicitation of proxies with respect to the 1997 Annual Meeting and (b) in the event that the Company determines to consider or undertake certain purchases or sales of assets or securities or a recapitalization or restructuring of the Company, Lazard Freres and Goldman Sachs will be involved and participate in such transaction.

     Pursuant to the engagement letter, no additional fee will be paid to Lazard Freres and Goldman Sachs in connection with their serving as co-financial advisors to the Company with respect to the proxy solicitation by Hilton.

     The Company has also agreed to reimburse Lazard Freres and Goldman Sachs for their reasonable out-of-pocket expenses, including fees of counsel and any sales, use or similar taxes, and to indemnify Lazard Freres and Goldman Sachs against certain liabilities in connection with their engagement, including certain liabilities arising under the Federal securities laws.

     Lazard Freres and Goldman Sachs have provided financial advisory and investment banking services to the Company from time to time for which they have received customary compensation. In addition, Goldman Sachs has provided financial advisory and investment banking services to Hilton and HFS in the past for which it has received customary compensation. In the ordinary course of business, Lazard Freres and Goldman Sachs may from time to time effect transactions and hold positions in securities of the Company, Hilton and HFS.

     Costs incidental to these solicitations of proxies will be borne by the Company and include expenditures for printing, postage, legal, accounting, public relations, soliciting, advertising and related expenses and are expected to be approximately $5 million in addition to the fees of Georgeson described above (excluding the amount normally expended by the Company for the solicitation of proxies at its annual meetings). Total costs incurred to date for, in furtherance of, or in connection with these solicitations of proxies are approximately $1.2 million.

     Certain information about the directors and executive officers of the Company and certain employees and other representatives of the Company who may also solicit proxies is set forth in the attached Schedule I. Schedule II sets forth certain information relating to shares of Common Stock owned by such parties and certain transactions between any of them and the Company. Schedule III sets forth certain information with respect to Lazard Freres and Goldman Sachs.

     All expenses of solicitation of proxies will be borne by ITT.

                                          By Order of the Board of Directors,

                                          /s/ RICHARD S. WARD

                                          RICHARD S. WARD
                                          Executive Vice President, General
                                          Counsel and Corporate Secretary

Dated: October 9, 1997

                                   SCHEDULE I

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS,
                      AND CERTAIN EMPLOYEES OF THE COMPANY

     The following table sets forth the name and the present principal occupation or employment (except with respect to the directors, whose principal occupation is set forth in the Proxy Statement), and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) the directors and executive officers of the Company and (2) certain employees of the Company who may assist in soliciting proxies from stockholders of the Company. Unless otherwise indicated below, the principal business address of each such person is 1330 Avenue of the Americas, New York, New York 10019 and such person is an employee of the Company. Directors are indicated with a single asterisk.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

             NAME AND PRINCIPAL                      PRESENT OFFICE OR OTHER PRINCIPAL
              BUSINESS ADDRESS                           OCCUPATION OR EMPLOYMENT
Bette B. Anderson*...........................
Rand V. Araskog*.............................
Nolan D. Archibald*..........................
Robert A. Bowman*............................
Robert A. Burnett*...........................
Paul G. Kirk, Jr.*...........................
Edward C. Meyer*.............................
Benjamin F. Payton*..........................
Vin Weber*...................................
Margita E. White*............................
Kendrick R. Wilson III*......................
Peter G. Boynton (age 54)....................  Mr. Boynton is a Senior Vice President of ITT
                                               and is President and Chief Executive Officer
                                                 of Caesars World, Inc. From July 1995 to
                                                 December 1995, he was a Senior Vice
                                                 President of Old ITT. From February 1995 to
                                                 December 1995, he was also President and
                                                 Chief Operating Officer of Caesars World,
                                                 Inc. From 1982 to February 1995, he was
                                                 President and Chief Operating Officer of
                                                 Caesars Atlantic City.
Ann N. Reese (age 43)........................  Ms. Reese is an Executive Vice President and
                                               Chief Financial Officer of ITT. From
                                                 September 1992 to December 1995, she was
                                                 Senior Vice President and Treasurer of Old
                                                 ITT; and prior to that time, she was Vice
                                                 President and Treasurer of Old ITT.

             NAME AND PRINCIPAL                      PRESENT OFFICE OR OTHER PRINCIPAL
              BUSINESS ADDRESS                           OCCUPATION OR EMPLOYMENT
Richard S. Ward (age 57).....................  Mr. Ward is an Executive Vice President and
                                                 General Counsel and Corporate Secretary of
                                                 ITT. From May 1994 to December 1995, he was
                                                 an Executive Vice President and General
                                                 Counsel of Old ITT. From September 1992 to
                                                 May 1994 he was a Senior Vice President and
                                                 General Counsel of Old ITT and prior to
                                                 that time he was a Vice President and
                                                 Associate General Counsel of Old ITT.
Daniel P. Weadock (age 57)...................  Mr. Weadock is a Senior Vice President of ITT
                                               and is President and Chief Executive Officer
                                                 of ITT Sheraton Corporation. From July 1995
                                                 to December 1995, he was a Senior Vice
                                                 President of Old ITT. From November 1993 to
                                                 December 1995, he was also the President
                                                 and Chief Operating Officer of ITT Sheraton
                                                 Corporation. Prior to that time, he was
                                                 Chairman, President and Chief Executive
                                                 Officer of ITT Communications and
                                                 Information Services, Inc.

                        CERTAIN EMPLOYEES OF THE COMPANY
                          WHO MAY ALSO SOLICIT PROXIES

Anne Tarbell (age 39)........................  Ms. Tarbell is a Vice President and Director
                                               of Investor Relations of ITT. From June 1995
                                                 to December 1995, Ms. Tarbell was a Vice
                                                 President and Director of Investor
                                                 Relations of Old ITT. From August 1991 to
                                                 June 1995, Ms. Tarbell was Assistant
                                                 Director of Investor Relations of Old ITT.
Patrick L. Donnelly (age 35).................  Mr. Donnelly is Vice President, Assistant
                                               General Counsel and Assistant Secretary of
                                                 ITT. From October 1995 to June 1997 he was
                                                 Assistant General Counsel and Assistant
                                                 Secretary of ITT. Prior to that time, Mr.
                                                 Donnelly was an associate at Simpson
                                                 Thacher & Bartlett, a law firm.

                                  SCHEDULE II

                  SHARES HELD BY DIRECTORS, EXECUTIVE OFFICERS
                    AND CERTAIN EMPLOYEES OF THE COMPANY AND
            CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND THE COMPANY

     The Shares of Common Stock held by directors and Peter G. Boynton, Ann N. Reese and Daniel P. Weadock are set forth in the Proxy Statement. The following executive officers of the Company own the following shares as of August 31, 1997:

                                                              SHARES OF COMMON STOCK
                        NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED(1)
            ------------------------------------------------  ----------------------
            Juan C. Cappello................................      235,895 shares
            Gerald C. Crotty................................      144,481 shares
            Jon F. Danski...................................      223,304 shares
            Nicholas J. Glakas..............................       24,794 shares
            Ralph W. Pausig.................................      238,462 shares
            Mark Thomas.....................................       49,059 shares
            Elizabeth A. Tuttle.............................       27,941 shares
            Richard S. Ward.................................      306,191 shares

---------------
(1) All shares are owned directly except as hereinafter otherwise indicated. Pursuant to regulations of the Securities and Exchange Commission, shares
    (i) receivable by executive officers upon exercise of employee stock options exercisable within 60 days after August 31, 1997, and (ii) allocated to the accounts of certain executive officers under the ITT 401(k) Retirement Savings Plan at August 31, 1997, are deemed to be beneficially owned by such executive officers at said date. Of the number of shares shown above, (i) the following represent shares that may be acquired upon exercise of employee stock options for the accounts of: Mr. Cappello, 218,182 common shares; Mr. Crotty, 143,324 common shares; Mr. Danski, 208,603 common shares; Mr. Glakas, 22,020 common shares; Mr. Pausig, 218,661 common shares; Mr. Thomas, 48,565 common shares; Ms. Tuttle, 25,881 common shares; and Mr. Ward, 261,995 common shares; and (ii) the following amounts were allocated under the ITT 401(k) Retirement Savings Plan to the accounts of: Mr. Cappello, 3,389 common shares; Mr. Crotty, 1,157 common shares; Mr. Danski, 1,757 common shares; Mr. Glakas, 936 common shares; Mr. Pausig, 7,337 common shares; Mr. Thomas, 494 common shares; Ms. Tuttle, 2,060 common shares; and Mr. Ward, 20,520 common shares.

                       PURCHASES AND SALES OF SECURITIES

     The following table sets forth information concerning all purchases and sales of securities of the Company by directors and executive officers since December 20, 1995:

                                                    DATE OF           NATURE OF      NUMBER OF SHARES
                    NAME                          TRANSACTION        TRANSACTION     OF COMMON STOCK
--------------------------------------------  -------------------    -----------     ----------------
DIRECTORS:
Nolan D. Archibald..........................     February 8, 1996    Sale              7,000 shares
Robert A. Burnett...........................      January 2, 1997    Purchase          1,000 shares
Vin Weber...................................    February 22, 1996    Purchase            100 shares
Kendrick R. Wilson III......................    February 21, 1996    Purchase          2,000 shares
                                               September 16, 1996     Purchase         1,000 shares

                                                    DATE OF           NATURE OF      NUMBER OF SHARES
                    NAME                          TRANSACTION        TRANSACTION     OF COMMON STOCK
--------------------------------------------  -------------------    -----------     ----------------
EXECUTIVE OFFICERS:
Rand V. Araskog.............................        July 28, 1997    Purchase           5,000 shares
                                                    July 29, 1997     Purchase         50,000 shares
                                                December 20, 1995     Purchase          1,000 shares
                                               September 10, 1996     Purchase         10,000 shares
Robert A. Bowman............................   September 10, 1996    Purchase           2,000 shares
Jon F. Danski...............................   September 10, 1996    Purchase             500 shares
                                               September 11, 1996     Purchase            500 shares
Nicholas J. Glakas..........................   September 11, 1996    Purchase             200 shares
Ann N. Reese................................   September 11, 1996    Purchase           1,000 shares
Richard S. Ward.............................   September 10, 1996    Purchase           5,000 shares
Juan C. Cappello............................   September 11, 1996    Purchase             510 shares
Gerald C. Crotty............................       August 8, 1997    Sale             100,216 shares

     Richard S. Ward and Patrick L. Donnelly have agreed to serve as the proxies on the Company's blue proxy card.

     Except as disclosed in this Schedule or in the Proxy Statement, none of the Company, any of its directors, executive officers or the employees of the Company named in Schedule I owns any securities of the Company or any subsidiary of the Company, beneficially or of record, has purchased or sold any of such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule or in the Proxy Statement, to the best knowledge of the Company, its directors and executive officers or the employees of the Company named in Schedule I, none of their associates beneficially owns, directly or indirectly, any securities of the Company.

     Other than as disclosed in this Schedule and in the Proxy Statement, to the knowledge of the Company, none of the Company, any of its directors, executive officers or the employees of the Company named in Schedule I has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

     Other than as disclosed in this Schedule and in the Proxy Statement, to the knowledge of the Company none of the Company, any of its directors, executive officers or the employees of the Company named in Schedule I is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

     Other than as set forth in this Schedule or in the Proxy Statement, to the knowledge of the Company, none of the Company, any of its directors, executive officers or the employees of the Company named in Schedule I, or any of their associates, has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

     Other than as set forth in this Schedule and in the Proxy Statement, to the knowledge of the Company, none of the Company, any of its directors, executive officers or the employees of the Company named in Schedule I, or any of their associates, has any arrangements or understandings with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

                                  SCHEDULE III

    INFORMATION CONCERNING LAZARD FRERES & CO. LLC AND GOLDMAN, SACHS & CO.

     The Company has retained Goldman, Sachs & Co. ("Goldman Sachs") and Lazard Freres & Co. LLC ("Lazard Freres") to act as financial advisors to the Company in connection with the Hilton offer and other matters arising in connection therewith, including assisting the Company in exploring possible strategic alternatives in light of the Hilton offer. Pursuant to an engagement letter with Goldman Sachs and Lazard Freres, the Company has agreed to pay each of Goldman Sachs and Lazard Freres for their services 50% of (a) an initial fee equal to $1,000,000 and (b) an additional advisory fee equal to $19,000,000. The Company has also agreed to reimburse Goldman Sachs and Lazard Freres for their reasonable out-of-pocket expenses, including fees of counsel and any sales, use or similar taxes, and to indemnify Goldman Sachs and Lazard Freres against certain liabilities in connection with their engagement, including certain liabilities arising under the Federal securities laws. In addition, Goldman Sachs and Lazard Freres are involved in arranging certain financings to be incurred by ITT Destinations, Inc., a new corporation formed to hold the Company's hotel and gaming assets, in connection with the Comprehensive Plan and Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, is providing certain portions of such financings. Although Goldman Sachs and Lazard Freres do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning them, Robert Kaplan (Managing Director), Cody Smith (Managing Director), William Crowley (Managing Director), Eduardo Cruz (Vice President) and Marc Nachmann (Associate), in each case of Goldman Sachs, and Gerald Rosenfeld (Managing Director), Robert Hougie (Vice President) and Antonio Weiss (Vice President), in each case of Lazard Freres (collectively, the "Financial Advisor Participants"), may assist the Company in the solicitation of proxies for the annual meeting.

     Goldman Sachs and Lazard Freres have provided financial advisory and investment banking services to the Company from time to time for which they have received customary compensation. Kendrick R. Wilson III is a Managing Director of Lazard Freres. In the ordinary course of their business, Goldman Sachs and Lazard Freres may actively trade securities of the Company for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has advised the Company that as of September 29, 1997, Goldman Sachs held a net long position of approximately 12,221 shares of Common Stock. Lazard Freres has advised the Company that as of September 29, 1997, Lazard Freres held a net long position of approximately 12,785 shares of Common Stock over which Lazard Freres exercised investment discretion. Except as set forth above, to the Company's knowledge, none of Goldman Sachs, Lazard Freres or any of the Financial Advisor Participants has any interest, direct or indirect, by security holdings or otherwise, in the Company.

                                   IMPORTANT

     Your proxy is important. No matter how many shares of Common Stock you own, please give ITT Corporation your proxy FOR the election of your Board's nominees for director and AGAINST the Hilton Proposals by signing, dating and returning ITT Corporation's blue proxy card today in the postage prepaid envelope provided.

                      DO NOT RETURN ANY WHITE PROXY CARDS
                    THAT YOU MAY HAVE RECEIVED FROM HILTON.

     If you have already submitted a proxy to Hilton for the Annual Meeting, you may change your vote to a vote FOR the election of your Board's nominees and AGAINST the Hilton Proposals by SIGNING, DATING and RETURNING ITT CORPORATION'S BLUE PROXY CARD, which must be dated after any proxy you may have submitted to Hilton. Only your latest dated proxy for the Annual Meeting will count at the meeting.

     If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute ITT CORPORATION'S BLUE PROXY CARD as soon as possible.

     If you have any questions or require any additional information or assistance, please call our proxy solicitor, Georgeson & Company, Inc., at the number set forth below.

                           [GEORGESON & COMPANY LOGO]

                               WALL STREET PLAZA
                            NEW YORK, NEW YORK 10005

                         CALL TOLL FREE: (800) 223-2064

                                ITT CORPORATION

    [ITT LOGO]
    PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 12,
                                     1997.

       THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ITT
                                  CORPORATION.

        The undersigned hereby constitutes and appoints Richard S. Ward and Patrick L. Donnelly, and each of them, true and lawful agents and proxies of the undersigned, with full power of substitution, to represent the undersigned and to vote all shares of stock which the undersigned is entitled to vote at the Annual Meeting of Stockholders of ITT Corporation (the "Company") to be held on November 12, 1997, and at any and all adjournments and postponements thereof, on all matters before such meeting.

       THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE. HOWEVER, IF NO VOTE IS SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE ELECTION AS DIRECTORS OF THE NOMINEES LISTED ON THE REVERSE SIDE, "FOR" THE RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS INDEPENDENT PUBLIC ACCOUNTANTS AND "AGAINST" THE PROPOSALS OF HILTON HOTELS CORPORATION ("HILTON") TO APPROVE A NON-BINDING STOCKHOLDER RESOLUTION URGING THE BOARD TO ARRANGE FOR THE SALE OF THE COMPANY TO HILTON, A SUBSIDIARY OF HILTON OR ANY BIDDER OFFERING A HIGHER PRICE FOR THE COMPANY (THE "HILTON SALE PROPOSAL") AND TO REPEAL EACH AND EVERY PROVISION OF THE COMPANY'S AMENDED AND RESTATED BY-LAWS ADOPTED ON OR AFTER JULY 23, 1996 AND PRIOR TO THE ANNUAL MEETING (THE "HILTON BY-LAW REPEAL PROPOSAL"), ALL OF WHICH MATTERS ARE MORE FULLY DESCRIBED IN THE ANNUAL MEETING PROXY STATEMENT OF WHICH THE UNDERSIGNED STOCKHOLDER ACKNOWLEDGES RECEIPT.

       THIS PROXY GRANTS DISCRETIONARY AUTHORITY (1) TO VOTE FOR A SUBSTITUTE NOMINEE OF THE BOARD IF ANY NOMINEE FOR DIRECTOR LISTED ON THE REVERSE SIDE IS UNABLE TO SERVE, OR FOR GOOD CAUSE WILL NOT SERVE AS A DIRECTOR (UNLESS AUTHORITY TO VOTE FOR ALL NOMINEES OR FOR THE PARTICULAR NOMINEE WHO HAS CEASED TO BE A CANDIDATE IS WITHHELD) AND (2) TO VOTE ON OTHER MATTERS THAT MAY COME BEFORE THE MEETING IN ACCORDANCE WITH THE BEST JUDGMENT OF THE NAMED PROXIES.

       PLEASE VOTE, SIGN AND DATE THIS PROXY ON THE OTHER SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

       THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF ITT
   CORPORATION.

       THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 2 AND "AGAINST" PROPOSALS 3 AND 4.

   [X] Please mark your
      (vote as in this example) ITT CORPORATION

       The 1997 Annual Meeting of ITT Corporation will be held at 11:30 a.m. on Wednesday, November 12, 1997 at the St. Regis Roof (20th Floor) of the St. Regis Hotel, New York, New York. Stockholders of record at the close of business on October 1, 1997 will be entitled to vote at the meeting and any adjournment thereof. Stockholders of record who plan to attend the Annual Meeting in person may request an admission card by marking the box below. Stockholders who hold their shares beneficially through bank or brokerage accounts should bring with them proof of their ownership if they wish to attend the meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

1. ELECTION OF DIRECTORS:      [ ] FOR      [ ] WITHHELD     [ ] FOR ALL EXCEPT:
    Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R. Wilson III. (If you do not wish your shares voted "FOR" a particular nominee or nominees, mark the "For All Except" box and strike a line through the nominee's name(s). Your shares will be voted for the remaining nominee(s).)

2. RATIFICATION OF APPOINTMENT OF ARTHUR ANDERSEN LLP AS INDEPENDENT PUBLIC
   ACCOUNTANTS      [ ] FOR                [ ] AGAINST               [ ] ABSTAIN

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSALS 3 AND 4.
3. The Hilton Sale Proposal                 4. The Hilton By-law Repeal Proposal

[ ] AGAINST  [ ] FOR   [ ] ABSTAIN          [ ] AGAINST   [ ] FOR   [ ] ABSTAIN

                                        [ ] I PLAN TO ATTEND

                                        Please sign this proxy exactly as your
                                        name appears hereon. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority should sign. If a corporation, the signature should be that of an authorized officer who should state his or her title

                               Signature:          ------------- Date: ---------

                               Signature:          ------------- Date: ---------

   Whether or not you plan to attend the meeting, you can assure that your shares are represented by promptly completing, signing, dating and returning the proxy card using the enclosed envelope.
                                                                      [ITT Logo]